Form 10-K, Exhibit 13
period 2005-12-31
DIEBOLD INC
filed 2006-03-14
CIK 28823

Exhibit 13.1
FINANCIAL HIGHLIGHTS
Diebold, Incorporated and Subsidiaries

			Percentage
(In thousands except ratios, employees, shareholders and per share amounts)	2005	2004	Change

Net sales	$2,587,049	$2,357,108	9.8
Operating profit	$161,269	$273,480	(41.0)
Income from continuing operations before taxes	$138,251	$265,449	(47.9)
Income from continuing operations	$82,904	$181,809	(54.4)
Net income	$96,746	$183,797	(47.4)
Diluted earnings per share	$1.36	$2.53	(46.2)
Capital and rotable expenditures	$62,605	$61,238	2.2
Research, development and engineering	$60,409	$58,759	2.8
Depreciation	$49,877	$53,439	(6.7)
Pretax profit as a percentage of net sales	5.3%	11.3%	—
Net cash provided by operating activities	$116,865	$232,648	(49.8)
Shareholders’ equity	$1,152,849	$1,248,908	(7.7)
Shareholders’ equity per share	$16.78	$17.44	(3.8)
Return on average shareholders’ equity	8.1%	15.4%	—
Cash dividends paid:
Total	$57,770	$53,240	8.5
Per share	$0.82	$0.74	10.8
Number of employees	14,603	14,376	1.6
Number of shareholders (Note A)	87,011	91,718	(5.1)

Note A — Includes an estimated number of shareholders who have shares held for their accounts by banks, brokers, trustees, for benefit plans and the agent for the dividend reinvestment plan.
Diebold AR2005          P 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)
OVERVIEW
The table below presents the changes in comparative financial data from 2003 to 2005. Comments on significant year-to-year fluctuations follow the table. The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.

	2005			2004			2003
		Percentage	Percentage		Percentage	Percentage		Percentage
		of Net	Increase		of Net	Increase		of Net
	Amount	Sales	(Decrease)	Amount	Sales	(Decrease)	Amount	Sales

Net sales
Products	$1,293,419	50.0	11.7	$1,158,340	49.1	14.9	$1,008,000	48.3
Services	1,293,630	50.0	7.9	1,198,768	50.9	11.2	1,078,431	51.7

	2,587,049	100.0	9.8	2,357,108	100.0	13.0	2,086,431	100.0
Cost of sales
Products	952,321	73.6	20.7	789,287	68.1	17.4	672,307	66.7
Services	1,009,246	78.0	12.3	898,925	75.0	12.7	797,321	73.9

	1,961,567	75.8	16.2	1,688,212	71.6	14.9	1,469,628	70.4

Gross profit	625,482	24.2	(6.5)	668,896	28.4	8.4	616,803	29.6
Selling and administrative expense	403,804	15.6	19.9	336,657	14.3	9.9	306,333	14.7
Research, development and engineering expense	60,409	2.3	2.8	58,759	2.5	0.1	58,678	2.8

	464,213	17.9	17.4	395,416	16.8	8.3	365,011	17.5

Operating profit	161,269	6.2	(41.0)	273,480	11.6	8.6	251,792	12.1
Other income (expense) net	(16,189)	(0.6)	—	(313)	—	(104.3)	7,213	0.3
Minority interest	(6,829)	(0.3)	(11.5)	(7,718)	(0.3)	2.3	(7,547)	(0.4)

Income from continuing operations before taxes	138,251	5.3	(47.9)	265,449	11.2	5.6	251,458	12.0
Taxes on income	55,347	2.1	(33.8)	83,640	3.5	4.3	80,188	3.8

Income from continuing operations	82,904	3.2	(54.4)	181,809	7.7	6.2	171,270	8.2
Income from discontinued operations — net of tax	909	—	(54.3)	1,988	0.1	9.5	1,816	0.1
Gain on sale of discontinued operations — net of tax	12,933	0.5	—	—	—	—	—	—

Income from discontinued operations	13,842	0.5	—	1,988	0.1	9.5	1,816	0.1

Net income	$96,746	3.7	(47.4)	$183,797	7.8	6.2	$173,086	8.3

Diebold AR2005          P 18

Over 145 years ago, Diebold went into the business of making strong, reliable safes. Diebold, Incorporated has a long tradition of safeguarding assets and protecting investments. Today, the company is a global leader in providing integrated self-service delivery systems, security and services to customers within the financial, government, and retail sectors. In 2003, the company introduced Opteva, a new ATM line within the financial self-service market that provides a higher level of security, convenience and reliability. Opteva is powered by Agilis, which is a software platform for financial self-service equipment that was developed by the company in 2002. The combination of Opteva and Agilis provides the ability for financial institutions to customize solutions to meet their consumers’ demands and positively affect equipment performance, while providing a safer ATM. The Agilis software platform gives customers the ability to run the same software across their entire network, which helps contain costs and improve financial self-service equipment availability. Security features were engineered into the design, including consumer awareness mirrors to discourage shoulder surfing and provide consumers with increased security during ATM transactions. Opteva also includes PIN-pad positioning that helps maintain consumer security, a recessed fascia design, card reader technology with a jitter mechanism, an optional ink-dye system and an envelope depository that is designed to resist trapping. The company’s software includes the industry’s most advanced ATM protection against viruses, worms and other cyber security threats. Diebold is at the forefront in protecting ATMs from threats even before patches are developed and made available. The company established its own Global Security Task Force to collect, analyze, clarify and disseminate news and information about ATM fraud and security. The group includes associates from various departments around the world. These associates work to reduce fraud and to improve security for the industry.
As a result of the company’s continued focus to remain a leader in technology, service and security, growth in product revenue was attributable to favorable reaction by the financial sector to this new generation of financial self-service solutions. In addition to the advances in the company’s product line, the company also made strategic acquisitions during 2005 and 2004, which increased its presence in the security market.
The election systems business continues to be a challenge for the company. In 2004, the company settled the civil action in California with the state of California and Alameda County. The company continues to face a variety of challenges and opportunities in responding to customer needs within the election systems market. A number of individuals and groups have raised challenges in the media and elsewhere, including legal challenges, about the reliability and security of the company’s election systems products and services. The parties making these challenges oppose the use of technology in the electoral process generally and, specifically, have filed lawsuits and taken other actions to publicize what they view as significant flaws in the company’s election management software and firmware. These efforts have adversely affected some of the company’s customer relations with its election systems customers.
As a result of these challenges, and because 2004 was a presidential election year, the company believes that prospective purchases of voting equipment and services by certain government entities were delayed in 2004, which resulted in lower than expected revenue for 2004. Those entities did not want to introduce a new voting solution in a presidential election year and also wanted to see how successful electronic voting was in states that had already implemented the technology. Both the settlement of the civil action and the decrease in revenues resulted in a significant negative impact on margin and earnings per share. As a result of the positive performance of the company’s voting equipment, the positive performance of electronic voting systems in past elections and the Help America Vote Act (HAVA) requirement that jurisdictions must have HAVA-compliant equipment, the company expected to continue participating in new jurisdiction decisions to purchase voting equipment in 2005 and in future years.
Election Systems (ES) revenues for 2005 did increase by $77,040 from 2004, representing a combination of the recapture of delayed sales from 2004 as well as growth from sales generated within 2005. Despite the positive revenue growth in 2005, future delays or increases in the costs of providing products and services may be encountered as a result of possible future challenges, changes in the laws and changes to product specifications, any of which may adversely affect the company’s election systems sales.
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
The business drivers of the company’s future performance include several factors that include, but are not limited to:
•	timing of a self-service upgrade and/or replacement cycle in mature markets such as the United States;
•	high levels of deployment growth for new self-service products in emerging markets such as Asia-Pacific;
•	demand for new service offerings, including outsourcing or operating a network of ATMs;
•	demand beyond expectations for security products and services for the financial, retail and government sectors;
•	implementation and timeline for new election systems in the United States;
•	the company’s strong financial position; and
•	the company’s ability to successfully integrate acquisitions.
In addition to the business drivers above, as a global operation, the company is exposed to risks that include, but are not limited to:
•	competitive pressures, including pricing pressures and technological developments;
•	changes in the company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;
Diebold AR2005          P 19

•	changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company’s operations;
•	acceptance of the company’s product and technology introductions in the marketplace;
•	unanticipated litigation, claims or assessments;
•	the company’s ability to reduce costs and expenses and improve internal operating efficiencies;
•	the company’s ability to successfully implement measures to improve pricing;
•	variations in consumer demand for financial self-service technologies, products and services;
•	challenges raised about reliability and security of the company’s election systems products, including the risk that such products will not be certified for use or will be decertified;
•	changes in laws regarding the company’s election systems products and services;
•	potential security violations to the company’s information technology systems; and
•	the company’s ability to achieve benefits from its cost reduction initiatives and other strategic changes.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management of the company uses historical information and all available information to make these estimates and assumptions. Actual amounts could differ from these estimates and different amounts could be reported using different assumptions and estimates.
The company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Management believes that, of its significant accounting policies, its policies concerning revenue recognition, allowance for bad debts and credit risk, inventories, goodwill, and pensions and postretirement benefits are the most critical because they are affected significantly by judgments, assumptions and estimates. Additional information regarding these policies is included below.
Revenue Recognition The company’s product revenue consists of sales of ATMs, networking software, servers, electronic security products and voting machines. Service revenue consists of sales of service contracts, installation revenue, maintenance revenue and consultation revenue of bank branch design and security system design. Revenue is recognized only after the earnings process is complete. For product sales, the company determines that the earnings process is complete when the customer has assumed risk of loss of the goods sold and all performance requirements are substantially complete. Election systems revenue is primarily generated through sales contracts consisting of multiple deliverable elements and custom terms and conditions. Each contract is analyzed based on the multiple elements included within the contract. The company determines fair value of deliverables within a multiple element arrangement based on the prices charged when each element is sold separately. Some contracts may contain discounts and, as such, revenue is recognized using the residual value method of allocation of revenue to the product and service components of contracts. For service sales, the earnings process is considered complete once the service has been performed or earned.
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
Inventories Domestic inventories are valued at the lower of cost or market applied on a first-in, first-out (FIFO) basis, and international inventories are valued using the average cost method, which approximates FIFO. At each reporting period, the company identifies and writes down its excess and obsolete inventory to its net realizable value based on forecasted usage, orders and inventory aging. With the development of new products, the company also rationalizes its product offerings and will write down discontinued product to the lower of cost or net realizable value.
Goodwill The company tests all existing goodwill at least annually for impairment using the fair value approach on a “reporting unit” basis in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. The company’s reporting units are defined as Domestic and Canada, Brazil, Latin America, Asia Pacific, Europe, Middle East and Africa (EMEA) and Election Systems. The company uses the discounted cash flow method for determining the fair value of its reporting units. As required by SFAS No. 142, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination. Implied fair value goodwill is determined as the excess of the fair value of the reporting unit over the fair value of its assets and liabilities. The company’s fair value model uses inputs such as estimated future segment performance. The company uses the most current information available and performs the annual impairment analysis during the fourth quarter each year. However, actual circumstances could differ significantly from assumptions and estimates made and could result in future goodwill impairment.
Pensions and Postretirement Benefits Annual net periodic expense and benefit liabilities under the company’s defined benefit plans are
Diebold AR2005          P 20

determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Annually, management and the investment committee of the Board of Directors review the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed with the actuaries based upon the results of their review of claims experience. The expected long-term rate of return on plan assets is determined using the plans’ current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The rate of compensation increase assumptions reflects the company’s long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. The market-related value of plan assets is calculated under an adjusted market value method. The value is determined by adjusting the fair value of assets to reflect the investment gains and losses (i.e., the difference between the actual investment return and the expected investment return on the market-related value of assets) during each of the last five years at the rate of 20 percent per year. Postretirement benefits are not funded and the company’s policy is to pay these benefits as they become due.
The following table highlights the sensitivity of our pension obligations and expense to changes in the healthcare cost trend rate:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost	$87	$(78)
Effect on postretirement benefit obligation	1,507	(1,348)

Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds five percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.
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
Based on the above assumptions, the company expects pension expense to decrease by $6,927 in 2006, decreasing from $15,465 in 2005 to $8,538 in 2006. The 2005 pension expense included one-time charges of approximately $3,800 resulting from a Voluntary Early Retirement Program (VERP) and $3,300 for separation costs of former executives. Changes in any of the aforementioned assumptions could result in changes in the related retirement benefit cost and obligation.
The company’s qualified pension plans remain adequately funded as of December 31, 2005. Voluntary contributions were made in the amount of $16,500 in 2005. Pension expense excludes retiree medical expense, which is also included in operating expenses and was $1,173 and $1,468 in 2005 and 2004, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Capital resources are obtained from income retained in the business, borrowings under the company’s committed and uncommitted credit facilities, long-term industrial revenue bonds, and operating and capital leasing arrangements. Refer to Notes 7 and 8 to the Consolidated Financial Statements regarding information on outstanding and available credit facilities and bonds. Refer to the table which follows for the company’s future commitments relating to operating lease agreements. Management expects that cash provided from operations, available credit, long-term debt and the use of operating leases will be sufficient to finance planned working capital needs, investments in facilities or equipment, and the purchase of company stock. Part of the company’s growth strategy is to pursue strategic acquisitions. The company has made acquisitions in the past and intends to make acquisitions in the future. The company intends to finance any future acquisitions with either cash provided from operations, borrowings under available credit facilities, proceeds from debt or equity offerings and/or the issuance of common shares. In addition, on March 2, 2006, the company secured fixed-rate long-term financing of $300,000 in order to take advantage of attractive long-term interest rates. Please see Note 21 to the Consolidated Financial Statements for further information.
During 2005, the company generated $116,865 in cash from operating activities, a decrease of $115,783, or 49.8 percent from 2004. Cash flows from operating activities are generated primarily from operating income and controlling the components of working capital. Along with the decrease in operating income, 2005 cash flows from operations were negatively affected by the $97,075 increase in accounts receivable compared with a decrease of $2,293 in 2004. Total sales increased by $229,941 in 2005 versus 2004, while days sales outstanding (DSO) increased two days over the same time period. DSO was 65 days at December 31, 2005 compared with 63 days at December 31, 2004. The deterioration in DSO was mainly due to slower accounts receivable collections in the EMEA region. This deterioration was due in large part to an enterprise resource planning system implementation in that division, which delayed the processing and mailing of invoices. An increase in inventories negatively affected cash flows from operations by $23,558 in 2005, but was $28,872 lower than the increase of $52,430 in 2004. The increase in inventories was due to the impact of transitioning to the new Opteva product solution globally and the phaseout of legacy products, as well as anticipated strong first quarter 2006 orders. Inventory turns improved to 5.8 turns at December 31, 2005 from 5.3 turns at December 31, 2004. The change in certain other assets and liabilities positively affected cash flows from operations by $38,115 as compared with a negative impact of $21,135 in 2004.The change in certain other
Diebold AR2005          P 21

assets and liabilities was primarily the result of an increase in deferred income, and a decrease in estimated income taxes.
The company used $120,413 for investing activities in 2005, a decrease of $63,899 or 34.7 percent over 2004. The decrease over the prior year was the result of lower acquisition investments, which decreased by $34,523, moving from $62,224 in 2004 to $27,701 in 2005. The company’s acquisitions in 2005 and 2004 were in the security market. In addition to decreased acquisition spending, the company had a net increase in investment purchases of $20,850, moving from $40,157 in 2004 to $61,007 in 2005, and received $29,350 in proceeds from the sale of its campus card systems business in 2005.
Cash provided by financing activities was $27,220 in 2005, compared to cash used of $37,571 in 2004. The overall positive impact of cash flow from financing activities was the result of increased net borrowings of $134,853, moving from $79,688 in 2004 to $214,541 in 2005. The increase in net borrowings was partially offset by an increase of $66,311 in company shares repurchased.
The following table summarizes the company’s approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2005:

		Payment due by period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

Operating lease obligations	$191,872	$54,413	$82,948	$41,005	$13,506
Industrial development revenue bonds	13,300	—	—	—	13,300
Financing arrangement	7,023	4,615	2,408	—	—
Notes payable	489,194	34,472	—	454,722	—
Purchase commitments	18,797	6,892	6,892	5,013	—

	$720,186	$100,392	$92,248	$500,740	$26,806

On March 2, 2006, the company issued senior notes in an aggregate principal amount of $300,000. The maturity date of the senior notes are staggered, with $75,000, $175,000 and $50,000 becoming due in 2013, 2016 and 2018, respectively. The company used $160,000 of the net proceeds from this offering to repay notes payable under its revolving credit facility.
RESULTS OF OPERATIONS
The company has classified the operations of its former campus card system business as a discontinued operation for all periods presented as a result of the sale of this business on July 1, 2005. Income from discontinued operations net of tax in 2005, 2004, and 2003 was 13,842, 1,988, and 1,816, respectively. Included in the income from discontinued operations, net of tax in 2005 was a $12,933 gain from the sale of the campus card system business. The following discussion and analysis reflects the company’s continuing operations.
2005 Comparison with 2004
Net Sales Net sales for 2005 totaled $2,587,049 and were $229,941 or 9.8 percent higher than net sales for 2004. Financial self-service revenue in 2005 increased by $73,855 or 4.4 percent over 2004, primarily due to strong growth in Asia Pacific, Brazil, and Latin America, partially offset by market weakness and customer delayed installations in the North American market. Security solutions revenue increased by $91,742 or 16.1 percent for 2005, due primarily to increases in the retail, government and financial security markets as a result of growth in the market, complemented by growth resulting from strategic acquisitions and increased market share.
Election systems/lottery net sales of $154,376 increased by $64,344 or 71.5 percent compared to 2004. The increase was related to Brazilian lottery systems revenue of $23,062 and higher U.S.-based electronic voting equipment revenue in 2005, as more localities purchased equipment in order to comply with HAVA.
Gross Profit Gross profit for 2005 totaled $625,482 and was $43,414 or 6.5 percent lower than gross profit for 2004. Product gross margin was 26.4 percent in 2005 compared to 31.9 percent in 2004. The decline in product gross margin was due to unfavorable sales mix, lower pricing levels of approximately $16,800, manufacturing and supply chain inefficiencies of $10,025, and higher energy costs of $600. The unfavorable sales mix was driven by a lower mix of revenue from the higher-margin North American regional bank market and increased security and election system revenues, which carry a lower gross margin. In addition, included in product cost of sales were $13,371 of restructuring charges, which adversely affected the product gross margin. Services gross margin for 2005 was 22.0 percent compared with 25.0 percent for 2004. The decline in services gross margin was due to lower pricing levels and higher product maintenance, energy and pension costs. In addition, services gross margin was adversely affected by $4,505 of restructuring charges included in service cost of sales in 2005.
Operating Expenses Total operating expenses for 2005 were 17.9 percent of net sales, up from 16.8 percent for 2004. The increase in operating expenses as a percentage of sales was due in part to higher information technology expenses and professional fees associated with the company’s continued enterprise resource planning and software implementation project. The company also recorded in the fourth quarter $15,490 in expense to reserve for an approximately $32,500 ES trade receivable related primarily to two counties in California. Also
Diebold AR2005          P 22

included in operating expenses in 2005 were $18,588 in restructuring charges that further adversely affected current year operating expenses as a percentage of sales. Finally, acquisitions which carried a higher operating expense as a percentage of revenues, also affected the year over year comparison.
Other Income (Expense) Investment income for 2005 was $12,165 and decreased $134 or 1.1 percent over investment income for 2004. The decrease was due to a smaller investment portfolio in 2005. Interest expense for 2005 was $16,511 and increased $5,854 or 54.9 percent compared to 2004. The increase was due to higher borrowing rates and higher borrowing levels year over year. Miscellaneous expense, net for 2005 was $11,843 and increased $9,888 from 2004. Included in the increase in miscellaneous expense, net was foreign exchange losses of $9,035. The increase in foreign exchange loss was primarily due to the weakening of the U.S. dollar as compared to the Brazilian real as well as a strengthening of the U.S.-dollar compared to the euro.
Income from Continuing Operations Income from continuing operations for 2005 was $82,904 and decreased $98,905 or 54.4 percent over income from continuing operations for 2004. The decrease was primarily due to lower gross margins, higher operating expense, increased foreign exchange losses and a higher effective tax rate in 2005. The effective tax rate for 2005 was 40.0 percent as compared to 31.5 percent for 2004. The increase in the tax rate was primarily attributable to valuation allowances established in 2005 relating to certain international net operating losses.
Net Income Net income for 2005 was $96,746 and decreased by $87,051 or 47.4 percent over net income for 2004. Included in the decrease in net income is the impact of the increase in the effective tax rate during 2005 and lower income from continuing operations.
Segment Revenue and Operating Profit Summary Diebold North America (DNA) net sales of $1,422,170 for 2005 increased $22,347 or 1.6 percent over 2004 net sales of $1,399,823. The increase in DNA net sales was due to increased revenue from the security solutions product and service offerings which more than offset reduced financial self service product and service offerings. Diebold International (DI) net sales of $1,010,503 for 2005 increased by $143,250 or 16.5 percent over 2004 net sales of $867,253. The increase in DI net sales was attributed to strong revenue growth of $34,636 in Asia Pacific and higher revenue from Latin America of $66,950 and from EMEA of $41,664. During 2005, revenue was positively impacted by the year-over-year strengthening of the Brazilian real, partially offset by a weakening euro and certain other currencies. ES & Other net sales of $154,376 for 2005 increased $64,344 or 71.5 percent over 2004. The increase was related to the result of higher U.S. based revenue in 2005, as more localities purchased electronic voting equipment in order to comply with HAVA.
DNA operating profit for 2005 decreased by $89,575 or 40.7 percent compared to 2004. The decrease was primarily due to unfavorable revenue mix and pricing pressure as well as restructuring charges of $20,326 for 2005. DI operating profit for 2005 decreased by $23,359 or 38.4 percent compared to 2004. The decrease was primarily due to sales mix and restructuring charges of $16,138 for 2005. The operating loss in ES & other decreased by $723 or 9.4 percent, moving from $7,713 in 2004 to $6,990 in 2005. This decrease in ES & other operating loss was a result of higher margins on products sold in 2005.
2004 Comparison with 2003
Net Sales Net sales for 2004 totaled $2,357,108 and were $270,677 or 13.0 percent higher than net sales for 2003. In 2004, the company achieved growth in all sales categories, except election systems/lottery. Financial self-service product revenue increased by $132,754 or 19.5 percent over 2003, due to the continued favorable customer response to the Opteva financial self-service product line in the Americas and Asia-Pacific and the positive currency effects in EMEA of $10,719 and Brazil of $4,979. Opteva orders increased $252,463 in 2004 as compared with 2003. Security product revenue increased by $36,533 or 15.2 percent over 2003, which was attributable to increases in the retail, government and financial security markets as a result of growth in the market, complemented by growth resulting from strategic acquisitions and increased market share. Total service revenue for financial self-service and security solutions increased $111,540 or 10.5 percent over 2003 as the company continued to expand its service customer base through increased market share and acquisitions.
Election systems/lottery net sales of $90,032 decreased by $10,150 or 10.1 percent over 2003 and partially offset the increases in financial self-service and security solutions net sales noted above. The decrease in election systems sales was due to the challenges discussed earlier and because 2004 was a presidential election year.
Gross Profit Gross profit for 2004 totaled $668,896 and was $52,093 or 8.4 percent higher than gross profit in 2003. Product gross margin was 31.9 percent in 2004 compared with 33.3 percent in 2003. Product margins in the United States, excluding election systems, improved slightly while international product margins declined, adversely affecting overall product margins by 1.5 percent. The decline in international product margins was due to significant margin weakness in Europe as a result of pricing pressure in that market. Some pricing pressures were also experienced in Latin America and Asia Pacific, but significantly less than in the European market. The election systems business adversely affected product margins by 0.4 percentage points as a result of lower revenue on fixed costs. Services gross margin in 2004 decreased to 25.0 percent compared with 26.1 percent in 2003. This decline was a result of continued pricing pressures and increased fuel costs. In the United States, services gross margins improved slightly as the company was able to more than offset the increase in fuel costs with the efficiencies gained from field automation initiatives.
Operating Expenses Total operating expenses as a percentage of net sales improved significantly, moving from 17.5 percent in 2003 to 16.8 percent in 2004. The improved leveraging of selling, general and administrative expenses was achieved due to aggressive cost controls on personnel costs, despite the adverse impact of approximately $3,000 in legal and other expenses related to concluding the civil action in the state of California. The aggressive controls on personnel costs included strictly limiting the rate of replacement and new hires,
Diebold AR2005          P 23

limiting base compensation increases and implementing a corporate-wide efficiency program. In addition, the company was able to hold research and development costs flat because of the benefit from ongoing product rationalization created by the Opteva rollout.
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
Income from Continuing Operations Income from continuing operations in 2004 was $181,809 and increased $10,539 or 6.2 percent over income from continuing operations for 2003. The increase was primarily due to higher gross margins, lower operating expenses and a higher effective tax rate in 2003. The effective tax rate was 31.5 percent in 2004 as compared with 31.9 percent in 2003. The details of the reconciliation between the U.S. statutory rate and the company’s effective tax rate are included in Note 13 to the Consolidated Financial Statements.
Net Income Net income for 2004 was $183,797 and increased $10,711 or 6.2 percent over net income for 2003. The increase in net income was due to strong revenue performance accompanied with aggressive operating cost controls and a lower effective tax rate, partially offset by lower gross margins and higher other expenses.
Segment Revenue and Operating Profit Summary DNA 2004 net sales of $1,399,823 increased $166,166 or 13.5 percent over 2003 net sales of $1,233,657. The increase in DNA net sales was due to increased product and service revenue from gains in market share for both security and financial self-service and the successful introduction of the Opteva product line. DI 2004 net sales of $867,253 increased by $114,661 or 15.2 percent compared with 2003 net sales of $752,592. The increase in DI net sales was primarily attributed to strong Asia-Pacific revenue growth of $54,744 or 30.7 percent, led by China and India. Also, DI growth was due to higher revenue in Brazil and positive currency impact in EMEA. The Opteva product was certified for use in Asia-Pacific during 2004, leading to increased customer orders. The Opteva product received key customer certifications in Europe in early 2005. ES 2004 net sales of $90,032 decreased by $10,150 or 10.1 percent compared with 2003 net sales of $100,182 due to challenges and opportunities in responding to customer needs within the election systems market discussed previously.
DNA operating profit in 2004 increased by $44,397 or 25.2 percent compared with 2003 due to increased sales and efficiencies gained from various internal cost control initiatives discussed previously. DI operating profit in 2004 decreased by $8,877 or 12.7 percent compared with 2003. This decrease was due to reduced profitability in EMEA, as a result of increased pricing pressure that resulted in lower operating profit margins. ES & other operating profits declined from $6,119 in 2003 to a loss of $7,713 in 2004. The $13,832 or 226.1 percent decrease in ES operating profit was a result of lower revenue as well as product recertification, legal and other expenses related to concluding the civil action in the state of California.
Refer to Note 16 to the Consolidated Financial Statements for further details of segment revenue and operating profit.
RECENT ACCOUNTING PRONOUNCEMENTS
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing. This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The company, however, elected to early adopt the statement as of January 1, 2005, because the company’s policies related to such inventory costs are already consistent with SFAS No. 151 related to such inventory costs. As such, adoption of the standard did not affect the company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, SFAS No. 123(R) provides significant additional guidance regarding the valuation of employee stock options. While SFAS No. 123(R) does not require the use of a specific option- pricing model, it does indicate that lattice models usually will provide a better estimate of fair value of an employee stock option. The company currently prepares the pro forma disclosures required under SFAS No. 123 using the Black-Scholes option-pricing model.
On April 14, 2005, the SEC announced a deferral of the effective date of SFAS No. 123(R) for calendar year companies until the beginning of 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. The company adopted SFAS
Diebold AR2005          P 24

No. 123(R) on January 1, 2006 using the modified-prospective method. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:
•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
•	A “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures of either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
As permitted by SFAS No. 123, the company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS No. 123(R) fair value method will affect the company’s results of operations. The company estimates that the impact of adoption of SFAS No. 123(R) on 2005 compensation expense would have been approximately $7,600, excluding tax. The company has completed its analysis of the impact of adoption of SFAS No. 123(R) for 2006. It is expected that the impact will result in approximately $7,800, excluding tax, of additional compensation expense in 2006. The company has not concluded its analysis of the tax impact of adoption of SFAS No. 123(R) for 2006. Had the company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Consolidated Financial Statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections which supersedes APB 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.
SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The correction of an error in previously issued financial statements is not a change in accounting principle. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retroactively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company does not believe that the adoption of this statement will have a material impact on its financial condition or results of operations.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The company is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent unfavorable movement in the applicable foreign exchange rates would have resulted in a decrease in 2005 and 2004 year-to-date operating profit of approximately $6,002 and $7,200, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.
The company’s risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into derivatives for trading purposes. The company’s primary exposures to foreign exchange risk are movements in the dollar/euro and dollar/real rates. There were no significant changes in the company’s foreign exchange risks in 2005 compared with 2004.
The company manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. Variable rate borrowings under the credit facilities totaled $489,194 and $289,510 at December 31, 2005 and 2004, respectively. A one percent increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of approximately $4,850 and $2,800 for 2005 and 2004, respectively. The company’s primary exposure to interest rate risk is movements in the LIBOR rate, which is consistent with prior periods.
Diebold AR2005          P 25

CONSOLIDATED BALANCE SHEETS at December 31,
Diebold, Incorporated and subsidiaries
(In thousands, except share and per share amounts)

	2005	2004

ASSETS
Current assets
Cash and cash equivalents	$207,900	$184,045
Short-term investments	52,885	31,654
Trade receivables, less allowances of $27,216 for 2005 and $10,176 for 2004	676,361	583,658
Inventories	341,614	322,293
Deferred income taxes	57,215	32,101
Prepaid expenses	20,816	22,892
Other current assets	71,089	57,989

Total current assets	1,427,880	1,234,632

Securities and other investments	54,154	52,248
Property, plant and equipment, at cost	606,085	614,114
Less accumulated depreciation and amortization	329,119	346,024

	276,966	268,090
Goodwill	389,134	412,625
Other assets	205,059	167,957

	$2,353,193	$2,135,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable	$34,472	$289,510
Accounts payable	180,725	140,324
Estimated income taxes	—	14,781
Deferred income	136,135	92,862
Other current liabilities	228,699	202,713

Total current liabilities	580,031	740,190

Notes payable — long term	454,722	—
Pensions and other benefits	39,856	41,109
Postretirement and other benefits	31,369	36,910
Deferred income taxes	49,035	11,579
Other long-term liabilities	23,785	31,324
Minority interest	21,546	25,532
Shareholders’ equity
Preferred shares, no par value, authorized 1,000,000 shares, none issued	—	—
Common shares, par value $1.25, Authorized 125,000,000 shares, issued 74,726,031 and 74,233,384 shares, respectively outstanding 68,721,847 and 71,592,293 shares, respectively	93,408	92,792
Additional capital	199,033	179,259
Retained earnings	1,140,468	1,101,492
Treasury shares, at cost (6,004,184 and 2,641,091 shares, respectively)	(256,336)	(113,687)
Accumulated other comprehensive loss	(23,437)	(10,738)
Other	(287)	(210)

Total shareholders’ equity	1,152,849	1,248,908

	$2,353,193	$2,135,552

See accompanying Notes to Consolidated Financial Statements.
Diebold AR2005          P 26

CONSOLIDATED STATEMENTS OF INCOME Years ended December 31,
Diebold, Incorporated and subsidiaries
(In thousands, except per share amounts)

	2005	2004	2003

Net sales
Products	$1,293,419	$1,158,340	$1,008,000
Services	1,293,630	1,198,768	1,078,431

	2,587,049	2,357,108	2,086,431

Cost of sales
Products	952,321	789,287	672,307
Services	1,009,246	898,925	797,321

	1,961,567	1,688,212	1,469,628

Gross profit	625,482	668,896	616,803
Selling and administrative expense	403,804	336,657	306,333
Research, development and engineering expense	60,409	58,759	58,678

	464,213	395,416	365,011

Operating profit	161,269	273,480	251,792
Other income (expense)
Investment income	12,165	12,299	12,996
Interest expense	(16,511)	(10,657)	(9,351)
Miscellaneous, net	(11,843)	(1,955)	3,568
Minority interest	(6,829)	(7,718)	(7,547)

Income from continuing operations before taxes	138,251	265,449	251,458
Taxes on income	55,347	83,640	80,188

Income from continuing operations	82,904	181,809	171,270

Income from discontinued operations — net of tax	909	1,988	1,816
Gain on sale of discontinued operations — net of tax	12,933	—	—

Income from discontinued operations	13,842	1,988	1,816

Net income	$96,746	$183,797	$173,086

Basic weighted-average number of shares	70,577	72,000	72,417
Diluted weighted-average number of shares	70,966	72,534	72,924
Basic earnings per share:
Income from continuing operations	$1.17	$2.52	$2.37
Income from discontinued operations	$0.20	$0.03	$0.02
Net income	$1.37	$2.55	$2.39
Diluted earnings per share:
Income from continuing operations	$1.17	$2.50	$2.35
Income from discontinued operations	$0.19	$0.03	$0.02
Net income	$1.36	$2.53	$2.37

See accompanying Notes to Consolidated Financial Statements.
Diebold AR2005          P 27

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Diebold, Incorporated and subsidiaries
(In thousands, except share amounts)

							Accumulated
						Compre-	Other
	Common Shares					hensive	Compre-
		Par	Additional	Retained	Treasury	Income	hensive
	Number	Value	Capital	Earnings	Shares	(Loss)	Loss	Other	Total

Balance, January 1, 2003	72,989,492	$91,237	$130,995	$847,091	$(30,191)		$(102,413)	$(5,613)	$931,106

Net income				173,086		$173,086			173,086

Translation adjustment						58,294			58,294
Pensions						(610)			(610)
Unrealized gain on investment securities						1,674			1,674

Other comprehensive income						59,358	59,358

Comprehensive income						$232,444

Stock options exercised	662,035	827	22,701						23,528
Restricted shares	10,000	13	375					5,272	5,660
Performance shares	17,960	22	844						866
DIMS acquisition	115,929	145	4,695						4,840
Dividends declared and paid				(49,242)					(49,242)
Treasury shares					(12,371)				(12,371)

Balance, December 31, 2003	73,795,416	$92,244	$159,610	$970,935	$(42,562)		$(43,055)	$(341)	$1,136,831

Net income				183,797		$183,797			183,797

Translation adjustment						33,027			33,027
Pensions						(710)			(710)

Other comprehensive income						32,317	32,317

Comprehensive income						$216,114

Stock options exercised	302,754	379	11,217						11,596
Restricted shares	5,000	6	259					131	396
Restricted stock units	200		10						10
Performance shares	130,014	163	6,723						6,886
NCI acquisition			1,440		3,127				4,567
Dividends declared and paid				(53,240)					(53,240)
Treasury shares					(74,252)				(74,252)

Balance, December 31, 2004	74,233,384	$92,792	$179,259	$1,101,492	$(113,687)		$(10,738)	$(210)	$1,248,908

Net income				96,746		$96,746			96,746

Translation adjustment						(16,053)			(16,053)
Pensions						3,354			3,354

Other comprehensive loss						(12,699)	(12,699)

Comprehensive income						$84,047

Stock options exercised	332,412	416	11,356						11,772
Restricted shares	9,050	11	467					(77)	401
Restricted stock units	3,140	4	149						153
Performance shares	148,045	185	7,802						7,987
Dividends declared and paid				(57,770)					(57,770)
Treasury shares					(142,649)				(142,649)

Balance, December 31, 2005	74,726,031	$93,408	$199,033	$1,140,468	$(256,336)		$(23,437)	$(287)	$1,152,849

See accompanying Notes to Consolidated Financial Statements.
Diebold AR2005          P 28

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31,
Diebold, Incorporated and subsidiaries
(In thousands)

	2005	2004	2003

Cash flow from operating activities:
Net income	$96,746	$183,797	$173,086
Adjustments to reconcile net income to cash provided by operating activities:
Income from discontinued operations	(909)	(1,988)	(1,816)
Minority interest	6,829	7,718	7,547
Depreciation and amortization	76,239	74,983	68,698
Deferred income taxes	10,063	28,486	(10,166)
Gain on sale of discontinued operations	(20,290)	—	—
Loss on sale of assets, net	5,327	412	540
Cash provided (used) by changes in certain assets and liabilities:
Trade receivables	(97,075)	2,293	(128,929)
Inventories	(23,558)	(52,430)	(10,541)
Prepaid expenses	1,860	(6,402)	1,585
Other current assets	(15,982)	(407)	30,423
Accounts payable	39,500	17,321	15,402
Certain other assets and liabilities	38,115	(21,135)	57,682

Net cash provided by operating activities	116,865	232,648	203,511
Cash flow from investing activities:
Proceeds from sale of discontinued operations	29,350	—	—
Payments for acquisitions, net of cash acquired	(27,701)	(62,224)	(10,611)
Proceeds from maturities of investments	40,178	12,418	51,134
Proceeds from sales of investments	—	—	31,505
Payments for purchases of investments	(61,007)	(40,157)	(56,974)
Capital expenditures	(48,454)	(50,200)	(48,262)
Rotable spares expenditures	(14,151)	(11,038)	(24,558)
Increase in certain other assets	(38,628)	(33,111)	(48,143)

Net cash used by investing activities	(120,413)	(184,312)	(105,909)
Cash flow from financing activities:
Dividends paid	(57,770)	(53,240)	(49,242)
Notes payable borrowings	1,184,746	917,632	447,324
Notes payable repayments	(970,205)	(837,944)	(502,153)
Distribution of affiliates’ earnings to minority interest holder	(805)	(540)	(359)
Issuance of common shares	9,462	8,418	17,457
Repurchase of common shares	(138,208)	(71,897)	(2,739)

Net cash provided (used) by financing activities	27,220	(37,571)	(89,712)

Effect of exchange rate changes on cash	183	3,329	6,615
Increase in cash and cash equivalents	23,855	14,094	14,505
Cash and cash equivalents at the beginning of the year	184,045	169,951	155,446

Cash and cash equivalents at the end of the year	$207,900	$184,045	$169,951

Cash paid for:
Income taxes	$59,803	$85,893	$40,944
Interest	16,274	10,430	10,090
Significant noncash items:
Issuance of treasury shares for NCI acquisition	$—	$4,567	$—
Issuance of common shares for DIMS acquisition	—	—	4,840

See accompanying Notes to Consolidated Financial Statements.
Diebold AR2005          P 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts and as noted)
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
International Operations The financial statements of the company’s international operations are measured using local currencies as their functional currencies, with the exception of Venezuela, Argentina and Ecuador, which are measured using the U.S. dollar as their functional currency. The company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year-end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders’ equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States approximated 42.0 percent of net sales in 2005, 39.7 percent of net sales in 2004 and 37.3 percent of net sales in 2003.
Financial Instruments The carrying amount of financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair value as of December 31, 2005 and 2004 because of the relatively short maturity of these instruments.
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
Service contracts typically cover a 12-month period and can begin at any given month during the year after the standard 90-day warranty period expires. The service provided under warranty is significantly limited as compared to those offered under service contracts. Further, warranty is not considered a separate element of the sale. The company’s warranties cover only replacement of parts inclusive of labor. Service contracts are tailored to meet the individual needs of each customer. Service contracts provide additional services beyond those covered under the warranty, and usually include preventative maintenance service, cleaning, supplies stocking and cash handling all of which are not essential to the functionality of the equipment. For sales of service contracts, where the service contract is the only element of the sale, revenue is recognized ratably over the life of the contract period. In contracts that involve multiple-element arrangements, amounts deferred for services are determined based upon vendor specific objective evidence of the fair value of the elements as prescribed in SOP 97-2. The company determines fair value of deliverables within a multiple element arrangement based on the price charged when each element is sold separately.
Physical Security and Facility Products The company’s Physical Security and Facility Products division designs and manufactures several of the company’s financial service solutions offerings, including the RemoteTeller™ System (RTS). The business unit also develops vaults, safe deposit boxes and safes, drive-up banking equipment and a host of other banking facilities products. Revenue on sales of the products described above is recognized when the four revenue recognition requirements of SAB 104 have been met.
Election Systems The company, through its wholly owned subsidiaries, Diebold Election Systems, Inc. (DESI) and Amazonia Industria Eletronica S.A. Procomp, offers electronic voting systems. Election systems revenue consists of election equipment, software, training, support, installation and maintenance. The election equipment and software components are included in product revenue. The training, support, installation and maintenance components are included in service revenue. The election systems contracts contain multiple deliverable elements and custom terms and conditions. The company recognizes revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements. The company determines fair value of deliverables within a multiple element arrangement based on the price charged when each element is sold separately. Some contracts may contain discounts and, as such, revenue is recognized using the residual value method of allocation of revenue to the product and service components of contracts.
Diebold AR2005          P 30

Revenue on election systems contracts is recognized in accordance with SOP 97-2.
Integrated Security Solutions Diebold Integrated Security Solutions provide global sales, service, installation, project management and monitoring of original equipment manufacturer (OEM) electronic security products to financial, government, retail and commercial customers. These solutions provide the company’s customers a single-source solution to their electronic security needs. Revenue is recognized in accordance with SAB 104. Revenue on sales of the products described above is recognized upon shipment, installation or customer acceptance of the product as defined in the customer contract. In contracts that involve multiple-element arrangements, amounts deferred for services are determined based upon vendor specific objective evidence of the fair value of the elements as prescribed in EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.
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
Depreciation and Amortization Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Accelerated methods of depreciation are used for federal income tax purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement. Repairs and maintenance are expensed as incurred.
Shipping and Handling Costs The company recognizes shipping and handling fees billed when products are shipped or delivered to a customer, and includes such amounts in net sales. Third party freight payments are recorded in cost of sales.
Research, Development and Engineering Total research, development and engineering costs charged to expense were $60,409, $58,759 and $58,678 in 2005, 2004 and 2003, respectively.
Advertising Costs Advertising costs are expensed as incurred. Total advertising costs charged to expense were $12,725, $12,557 and $12,086 in 2005, 2004 and 2003, respectively.
Stock-based Compensation Compensation cost is measured on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The company provides pro forma net income and pro forma net earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair value based method had been applied in accordance with SFAS No. 123, Accounting for Stock Based Compensation. The company’s stock options are accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. As a result, no compensation expense has been recognized in the “as reported” amounts listed in the table below.
In the following chart, the company provides net income and basic earnings per share reduced by the pro forma amounts calculating compensation cost for the company’s fixed stock option plan under the fair-value method. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2005, 2004 and 2003, respectively: risk-free interest rate of 3.8, 2.8 and 2.8 percent; dividend yield of 1.6, 1.5 and 1.8 percent; volatility of 30, 38 and 41 percent; and average expected lives of six years for management and four years for executive management and nonemployee directors.

	2005	2004	2003

Income from continuing operations
As reported	$82,904	$181,809	$171,270
Pro forma	$78,288	$177,305	$167,270
Net income
As reported	$96,746	$183,797	$173,086
Pro forma	$92,130	$179,293	$169,086
Basic earnings per share:
Income from continuing operations — as reported	$1.17	$2.52	$2.37
Income from continuing operations — pro forma	$1.11	$2.46	$2.31
Net income — as reported	$1.37	$2.55	$2.39
Net income — pro forma	$1.31	$2.49	$2.33
Diluted earnings per share:
Income from continuing operations — as reported	$1.17	$2.50	$2.35
Income from continuing operations — pro forma	$1.10	$2.44	$2.29
Net income — as reported	$1.36	$2.53	$2.37
Net income — pro forma	$1.30	$2.47	$2.32

Weighted-average fair value of options granted during the year	$13	$16	$12

Earnings per Share Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the company.
Trade Receivables The concentration of credit risk in the company’s trade receivables with respect to financial and government sectors is substantially mitigated by the company’s credit evaluation process and the geographical dispersion of sales transactions from a large number of individual customers. The company maintains allowances for potential credit losses, and such losses have been minimal and within
Diebold AR2005          P 31

management’s expectations except for a fourth quarter expense of $15,490 to reserve for an approximate $32,500 election systems trade receivable related primarily to two counties in California. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.
Inventories Domestic inventories are valued at the lower of cost or market applied on a first-in, first-out (FIFO) basis, and international inventories are valued using the average cost method, which approximates FIFO. At each reporting period, the company identifies and writes down its excess and obsolete inventory to its net realizable value based on forecasted usage, orders and inventory aging. With the development of new products, the company also rationalizes its product offerings and will write down discontinued product to the lower of cost or net realizable value.
Other assets Included in other assets are capitalized computer software development costs of $30,841 and $29,518 as of December 31, 2005 and 2004, respectively. Amortization expense on capitalized software was $11,417, $10,039 and $9,152 for 2005, 2004 and 2003, respectively. Other long-term assets also consist of pension assets, finance receivables, tooling, investment in service contracts and customer demonstration equipment. Where applicable, other assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets of three to five years.
Goodwill Goodwill is the cost in excess of the net assets of acquired businesses. These assets are stated at cost and, effective January 1, 2002, are not amortized, but evaluated at least annually for impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets in that goodwill and other intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.
Under SFAS No. 142, the company is required to test all existing goodwill for impairment on a “reporting unit” basis. The reporting units were determined on a geographical basis that combines two or more component-level reporting units with similar economic characteristics within a single reporting unit. A fair-value approach is used to test goodwill for impairment. The company uses the discounted cash flow method for determining the fair value of its reporting units. As required by SFAS No. 142, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination. Implied fair value goodwill is determined as the excess of the fair value of the reporting unit over the assets and liabilities. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The annual impairment tests were performed as of November 30, 2005, 2004 and 2003 and resulted in no impairment charges.
The changes in carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

			ES &
	DNA	DI	Other	Total

Balance at January 1, 2004	$26,928	$258,100	$46,618	$331,646
Goodwill of acquired businesses & purchase accounting adjustments	53,757	5,241	–	58,998
Currency translation adjustment	113	21,868	–	21,981

Balance at December 31, 2004	$80,798	$285,209	$46,618	$412,625
Goodwill of acquired businesses & purchase accounting adjustments	(16,628)	3,843	–	(12,785)
Currency translation adjustment	70	(10,776)	–	(10,706)

Balance at December 31, 2005	$64,240	$278,276	$46,618	$389,134

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
Comprehensive Income (Loss) The company displays comprehensive income (loss) in the Consolidated Statements of Shareholders’ Equity and accumulated other comprehensive loss separately from retained earnings and additional capital in the Consolidated Balance Sheets and Statements of Shareholders’ Equity. Items considered to be other comprehensive income (loss) include adjustments made for foreign currency translation (under SFAS No. 52), pensions (under SFAS No. 87) and unrealized holding gains and losses on available-for-sale securities (under SFAS No. 115).
Diebold AR2005          P 32

Accumulated other comprehensive loss consists of the following:

	2005	2004	2003

Translation adjustment	$(18,835)	$(2,783)	$(35,810)
Pensions less accumulated taxes of $(1,572), $(3,541) and $(3,159), respectively	(4,602)	(7,955)	(7,245)

	$(23,437)	$(10,738)	$(43,055)

Translation Adjustments Are Not Booked Net of Tax. Those adjustments are accounted for under the indefinite reversal criterion of APB Opinion No. 23, Accounting for Income Taxes — Special Areas.
NOTE 2: SECURITIZATIONS
In 2001, the company entered into a securitization agreement, which involved the sale of a pool of its lease receivables to a wholly owned, unconsolidated, qualified special purpose subsidiary, DCC Funding LLC (DCCF). One of the conditions set forth in the securitization agreement between DCCF and the conduit was that the composition of the pool of securitized lease receivables represent only customers with an AA credit rating or higher. The pool of lease receivables included within the securitized program consisted primarily of one large customer with such a credit rating. During the third quarter of 2004, this customer, with approval from the conduit, elected to transfer its leasing rights to another entity. This other entity had a credit rating of less than the required rating to remain securitized in accordance with the securitization agreement, which led to the termination of the securitization agreement. During 2004, as a result of the termination, the balance of the securitized pool of lease receivables of $35,905 was recorded on the company’s Consolidated Financial Statements and the 364-day facility agreement balance of $28,973 that funded the securitization was repaid.
The company did not initiate any unilateral right to cause the termination of the securitization, nor did the company have the unilateral ability to cause DCCF to liquidate or change DCCF.
The following schedule represents the activity pertaining to the securitization for the years ended December 31, 2004 and 2003:

	2004	2003

Proceeds:
Securitizations	$—	$248
Payments to DCCF	(37,639)	(23,500)

Net securitization payments*	$(37,639)	$(23,252)

Cash received from DCCF*	$10,726	$29,392

*	Included as part of the change in certain other assets and liabilities within the operating activities section of the Consolidated Statement of Cash Flows.
NOTE 3: INVESTMENT SECURITIES
The marketable debt and equity securities are stated at fair value. The fair value of securities and other investments is estimated on quoted market prices. The company’s investment securities, excluding the cash surrender value of insurance contracts of $54,154 and $52,248 as of December 31, 2005 and 2004, respectively, consisted entirely of certificates of deposit due within one year. The certificates of deposit of $52,885 and $31,654 at December 31, 2005 and 2004 are stated at cost basis, which equaled the fair value of the investments due to their short-term nature.
At December 31, 2003, the investment portfolio was classified as available-for-sale. Realized gains (losses) from the sale of securities were $0, $0 and $220 in 2005, 2004 and 2003, respectively. Proceeds from the sale of available-for-sale securities were $0, $0 and $31,505 in 2005, 2004 and 2003, respectively. Gains and losses are determined using the specific identification method.
NOTE 4: INVENTORIES
Major classes of inventories at December 31 are summarized as follows:

	2005	2004

Finished goods	$90,484	$92,806
Service parts	84,264	77,715
Work in process	126,247	123,156
Raw materials	40,619	28,616

	$341,614	$322,293

NOTE 5: PROPERTY, PLANT AND EQUIPMENT
The following is a summary of property, plant and equipment, at cost less accumulated depreciation, at December 31:

	2005	2004

Land and land improvements	$8,287	$7,295
Buildings	74,094	91,674
Machinery and equipment	281,097	301,458
Rotable spares	115,688	111,374
Leasehold improvements	13,910	11,904
Construction in progress	113,009	90,409

	$606,085	$614,114
Less accumulated depreciation	(329,119)	(346,024)

	$276,966	$268,090

Diebold AR2005          P 33

Costs associated with the enterprise resource planning system of $103,794 and $79,960 as of December 31, 2005 and 2004, respectively, were included in construction in progress. Amortization expense related to a capitalized portion of the system was $686 and $0 for the years ended December 31, 2005 and 2004, respectively. During 2005, 2004, and 2003, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $49,877, $53,439 and $49,653, respectively.
NOTE 6: FINANCE RECEIVABLES
The components of finance receivables for the net investment in sales-type leases are as follows:

	2005	2004

Total minimum lease receivable	$32,649	$36,131
Estimated unguaranteed residual values	2,629	3,000

	35,278	39,131

Less:
Unearned interest income	(2,435)	(2,792)
Unearned residuals	(415)	(413)

	(2,850)	(3,205)

	$32,428	$35,926

Future minimum lease receivables due from customers under sales-type leases as of December 31, 2005 are as follows:

2006	$14,447
2007	8,462
2008	5,865
2009	3,230
2010	639
Thereafter	6

$32,649

NOTE 7: DEBT
The notes payable balances as of December 31 were as follows:

	2005	2004
Notes payable — current:
Revolving foreign currency loans[1]	$9,376	$119,405
Revolving U.S. dollar loans	25,096	170,105

	$34,472	$289,510

	2005	2004
Notes payable — long term:
Revolving euro loans[2]	$154,722	$—
Revolving U.S. dollar loans	300,000	—

	$454,722	$—

1  INR 396,000 borrowings and other foreign currency loans translated at the applicable December 31, 2005 spot rate; €88,090 borrowing translated at the applicable December 31, 2004 spot rate.
2 €130,578 borrowing translated at the applicable December 31, 2005 spot rate.
The company has a credit facility with JP Morgan Chase Bank, N.A. with borrowing limits of $200,000 and 150,000 euros. In 2005, the company amended its credit facility. The credit facility borrowing limit remains the same, however, the amendment allows the company to add additional borrowing capacity of up to $150,000 under the facility and increases the term of the credit facility to five years, expiring on April 27, 2010.
The amount of committed loans at December 31, 2005 that remained available was €19,422 ($23,013 translated). In addition to the committed lines of credit, $40,000, 37,000 Brazilian real ($15,842 translated), and 42,000 Indian rupees ($932 translated) in uncommitted lines of credit were available as of December 31, 2005.
The average rate on the bank credit lines was 3.45 percent, 2.29 percent and 2.36 percent for the years ended December 31, 2005, 2004 and 2003, respectively. Interest on financing charged to expense for the years ended December 31 was $12,874, $9,000 and $6,710 for 2005, 2004 and 2003, respectively.
The company’s financing agreements contain various restrictive covenants, including net debt to capitalization and interest coverage ratios. As of December 31, 2005, the company was in compliance with all restrictive covenants.
Diebold AR2005           P 34

NOTE 8: OTHER LONG-TERM LIABILITIES
Included in other long-term liabilities are bonds payable and a financing agreement. Bonds payable at December 31 consisted of the following:

	2005	2004

Industrial Development Revenue Bond due January 1, 2017	$5,800	$5,800
Industrial Development Revenue Bond due June 1, 2017	7,500	7,500

Long-term bonds payable	$13,300	$13,300

In 1997, industrial development revenue bonds were issued on behalf of the company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. As of December 31, 2005, the company was in compliance with the covenants of its loan agreements and believes the covenants will not restrict its future operations.
A financing agreement was entered into in July 2002 with Fleet Business Credit, LLC in order to finance the purchase of an enterprise resource planning system. The financing agreement was for $24,862, payable in quarterly installments of $2,128, which includes interest at 5.75 percent and service fees through May 2007. The outstanding balance of the financing agreement was $7,023 and $11,381 as of December 31, 2005 and 2004, respectively. Interest paid related to the financing agreement was $541, $784 and $1,043 in 2005, 2004 and 2003, respectively.
NOTE 9: SHAREHOLDERS’ EQUITY
On the basis of amounts declared and paid, the annualized quarterly dividends per share were $0.82, $0.74 and $0.68 in 2005, 2004 and 2003, respectively.
Fixed Stock Options Under the 1991 Equity and Performance Incentive Plan (1991 Plan) as amended and restated, common shares are available for grant of options at a price not less than the fair market value of the common shares on the date of grant and, accordingly, no compensation cost has been recognized. In general, options are exercisable in cumulative annual installments over five years, beginning one year from the date of grant. In February 2001, the 1991 Plan was amended to extend the term of the 1991 Plan for 10 years beginning April 2, 2001 and increase the numbers of shares available in the 1991 Plan by 3,000,000 in addition to other miscellaneous administrative matters. The number of common shares that may be issued or delivered pursuant to the 1991 Plan is 5,817,712, of which 1,734,847 shares were available for issuance at December 31, 2005. The 1991 Plan will expire on April 2, 2011.
The following is a summary with respect to options outstanding at December 31, 2005, 2004 and 2003, and activity during the years then ended:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at the beginning of year	2,986,419	$37	2,821,625	$34	2,809,014	$32
Options granted	576,150	50	494,509	52	750,924	37
Options exercised	(332,412)	30	(303,795)	31	(662,453)	28
Options expired or forfeited	(117,925)	46	(25,920)	35	(75,860)	35

Outstanding at the end of year	3,112,232	$40	2,986,419	$37	2,821,625	$34

Options exercisable at end of year	1,949,067		1,497,260		1,255,820

Diebold AR2005           P 35

The following table summarizes pertinent information regarding fixed stock options outstanding and options exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	of	Remaining	Average	of	Average
	Options	Contractual	Exercise	Options	Exercise
Range of Exercise Prices	Outstanding	Life (in Years)	Price	Exercisable	Price

$23–33	471,975	4.46	$26.58	442,535	$26.44
34–44	1,627,173	5.72	36.66	1,026,283	36.49
45–55	1,013,084	7.49	52.25	480,249	51.32

	3,112,232	6.10	$40.20	1,949,067	$37.86

Restricted Share Grants The 1991 Plan provides for the issuance of restricted shares to certain employees. Restricted shares totaling 9,050 were issued during 2005 and 10,000 restricted shares were outstanding as of December 31, 2005. The shares are subject to forfeiture under certain circumstances. Unearned compensation representing the fair market value of the shares at the date of grant will be charged to income over the three-year vesting period. During 2005, 2004 and 2003, $199, $396 and $5,031, respectively was charged to expense relating to the 1991 Plan restricted shares.
Performance Share Grants The 1991 Plan provides for the issuance of common shares to certain employees based on certain management objectives, as determined by the Board of Directors each year. Each performance share earned entitles the holder to the then current value of one common share. All of the management objectives are calculated over a three-year period. No amount is payable unless certain threshold management objectives are met. During 2005, 2004 and 2003, 241,600, 258,000 and 258,570 performance shares were granted, respectively, to certain employees. In addition, the Board of Directors elected to issue a one-time award to certain executive officers totaling 24,800 shares in 2002 that will be paid out after seven years of employment, or earlier, if targeted stock performance levels are achieved, or in the event of death, disability or retirement. The accrual for performance share grants was reduced in 2005 based on the unfavorable financial performance of the company. This decrease reduced expense by $5,140 in 2005. The compensation cost for the performance-based share plan was $8,557 and $8,677 in 2004 and 2003, respectively.
Restricted Stock Units In 2004, the company began providing for the issuance of restricted stock units (RSUs) to certain employees in lieu of stock options under the 1991 Plan. RSUs vest three years after the grant date with no partial vesting. During the vesting period, employees are paid the cash equivalent of dividends on RSUs. Employees receive one share of common stock for each vested RSU. In 2005, the company granted 62,630 RSUs. Expense on RSU grants is recognized ratably over the vesting period. The compensation cost charged against income for the RSUs was $2,347 and $1,075 in 2005 and 2004, respectively, and the corresponding obligation is recorded in long-term liabilities at December 31, 2005.
Rights Agreement On January 28, 1999, the Board of Directors announced the adoption of a Rights Agreement that provided for Rights to be issued to shareholders of record on February 11, 1999. The description and terms of the Rights are set forth in the Rights Agreement, dated as of February 11, 1999, between the company and The Bank of New York, as Agent. Under the Rights Agreement, the Rights trade together with the common shares and are not exercisable. In the absence of further Board action, the Rights generally will become exercisable and allow the holder to acquire common shares at a discounted price if a person or group acquires 20 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the Rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The Rights Agreement also includes an exchange option. In general, after the Rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the Rights (other than Rights that have become void) for common shares. Under this option, the company would issue one common share for each Right, subject to adjustment in certain circumstances. The Rights are redeemable at any time prior to the Rights becoming exercisable and will expire on February 11, 2009, unless redeemed or exchanged earlier by the company.
Diebold AR2005           P 36

NOTE 10: EARNINGS PER SHARE
(In thousands, except per share amounts)
The following data show the amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common stock.

	2005	2004	2003
Numerator:
Income used in basic and diluted earnings per share:
Income from continuing operations	$82,904	$181,809	$171,270
Income from discontinued operations	13,842	1,988	1,816

Net income	$96,746	$183,797	$173,086
Denominator:
Weighted average number of common shares used in basic earnings per share	70,577	72,000	72,417
Effect of dilutive fixed stock options	389	534	507

Weighted-average number of common shares and dilutive potential common shares used in diluted earnings per share	70,966	72,534	72,924

Basic earnings per share
Income from continuing operations	$1.17	$2.52	$2.37
Income from discontinued operations	$0.20	$0.03	$0.02
Net income	$1.37	$2.55	$2.39
Diluted earnings per share
Income from continuing operations	$1.17	$2.50	$2.35
Income from discontinued operations	$0.19	$0.03	$0.02
Net income	$1.36	$2.53	$2.37

Fixed stock options on 977, 375 and 195 common shares in 2005, 2004 and 2003, respectively, were not included in computing diluted earnings per share, because their effects were antidilutive.
NOTE 11: BENEFIT PLANS
Qualified Pension Benefits The company has several pension plans covering substantially all United States employees. Plans covering salaried employees provide pension benefits based on the employee’s compensation during the 10 years before retirement. The company’s funding policy for salaried plans is to contribute annually if required at an actuarially determined rate. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The company’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the company’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant. In addition to these plans, union employees in one of the company’s U.S. manufacturing facilities participate in the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers-Communications Workers of America (IUE-CWA) multi-employer pension fund. Pension expense related to the multi-employer pension plan was $434, $489 and $424 for 2005, 2004 and 2003, respectively.
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
Diebold AR2005           P 37

The following table sets forth the change in benefit obligation, change in plan assets, funded status, Consolidated Balance Sheet presentation and relevant assumptions for the company’s defined benefit pension plans and other benefits at December 31:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004

Change in benefit obligation
Benefit obligation at beginning of year	$370,641	$345,609	$21,991	$29,172
Service cost	12,374	11,906	3	39
Interest cost	22,266	21,201	1,255	1,434
Amendments	—	—	—	(3,756)
Actuarial loss (gain)	11,712	4,494	2,077	(1,252)
Benefits paid	(13,590)	(12,739)	(3,514)	(3,646)
Special termination benefits	6,730	—	1,382	—
Curtailments	(1,262)	—	—	—
Settlements	(49)	—	—	—
Other	(123)	(170)	—	—

Benefit obligation at end of year	$408,699	$370,641	$23,194	$21,991
Change in plan assets
Fair value of plan assets at beginning of year	$318,524	$293,778	$—	$—
Actual return on plan assets	43,148	36,013	—	—
Employer contribution	18,060	1,472	3,514	3,646
Benefits paid	(13,589)	(12,739)	(3,514)	(3,646)

Fair value of plan assets at end of year	$366,143	$318,524	$—	$—
Funded status
Funded status	$(42,556)	$(52,117)	$(23,194)	$(21,991)
Unrecognized net actuarial loss	64,101	69,993	9,120	7,571
Unrecognized prior service cost (benefit)	1,931	3,491	(5,620)	(6,233)
Unrecognized initial transition asset	—	(658)	—	—

Prepaid (accrued) pension cost	$23,476	$20,709	$(19,694)	$(20,653)
Amounts recognized in Balance Sheets
Prepaid benefit cost	$56,731	$50,042	$—	$—
Accrued benefit cost	(39,428)	(43,089)	(19,694)	(20,653)
Intangible asset	—	2,260	—	—
Accumulated other comprehensive income	6,173	11,496	—	—

Net amount recognized	$23,476	$20,709	$(19,694)	$(20,653)

	Pension Benefits			Other Benefits
	2005*	2004	2003	2005	2004	2003

Components of net periodic benefit cost
Service cost	$12,374	$11,906	$10,255	$3	$39	$59
Interest cost	22,266	21,201	19,765	1,255	1,434	1,791
Expected return on plan assets	(28,956)	(29,085)	(28,154)	—	—	—
Amortization of prior service cost	1,119	1,213	1,224	(613)	(478)	(295)
Amortization of initial transition asset	(658)	(1,495)	(1,495)	—	—	—
Recognized net actuarial loss (gain)	2,331	924	(372)	528	473	497
Special termination benefits	6,060	—	—	—	—	—
Curtailment loss	1,094	—	156	—	—	6
Settlement (gain) loss	(165)	—	(72)	—	—	107

Net periodic pension benefit cost	$15,465	$4,664	$1,307	$1,173	$1,468	$2,165

* Includes one-time charges of $3,800 resulting from the VERP and $3,300 for separation costs of former executives
Diebold AR2005           P 38

Information for pension plans with an accumulated benefit obligation in excess of plan assets.

December 31	2005	2004

Projected benefit obligation	58,987	61,701
Accumulated benefit obligation	57,075	59,239
Fair value of plan assets	18,122	16,732

Minimum liabilities have been recorded in 2005 and 2004 for the plans whose total accumulated benefit obligation exceeded the fair value of the plan’s assets. The accumulated benefit obligation for all defined benefit pension plans was $371,920 and $336,771 at December 31, 2005 and 2004, respectively.
Additional Information

	Pension Benefits		Other Benefits
	2005	2004	2005	2004

(Decrease) increase in minimum liability included in other comprehensive (loss) income — net of taxes	$(3,354)	$710	N/A	N/A
Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31
Discount rate	5.750%	6.125%	5.750%	6.125%
Rate of compensation increase	3.000%	3.000%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	6.125%	6.250%	6.125%	6.250%
Expected long-term return on plan assets	8.500%	8.500%
Rate of compensation increase	3.000%	3.000%

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
Assumed healthcare cost trend rates at

December 31	2005	2004

Healthcare cost trend rate assumed for next year	7.00%	7.20%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that rate reaches ultimate trend rate	2012	2009

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost	$87	$(78)
Effect on postretirement benefit obligation	1,507	(1,348)

Plan Assets The company’s pension weighted-average asset allocations at December 31, 2005 and 2004, and target allocation for 2006, by asset category are as follows:

	Target	Percentage of Pension Plan
Asset Category	Allocation	Assets at December 31
	2006	2005	2004

Equity securities	70%	70%	70%
Debt securities	30%	30%	30%

Total		100%	100%

     Diebold AR2005           P 39

Cash Flows
Contributions — The company contributed $18,060, including contributions to the nonqualified plan, to its pension plans and $3,514 to its other postretirement benefit plan in 2005. Also, the company expects to contribute $14,089 to its pension plans and $2,921 to its other postretirement benefit plan in 2006.
Benefit Payments

	Pension	Other
	Benefits	Benefits

2006	$15,750	$2,921
2007	17,283	2,597
2008	18,333	2,541
2009	19,560	2,126
2010	20,903	1,973
2011-2015	130,518	8,904

Retirement Savings Plan The company offers an employee 401(k) Savings Plan (Savings Plan) to encourage eligible employees to save on a regular basis by payroll deductions, and to provide them with an opportunity to become shareholders of the company. Effective July 1, 2003, a new enhanced benefit to the Savings Plan became effective. All new salaried employees hired on or after July 1, 2003 are provided with an employer basic matching contribution in the amount of 100 percent of the first three percent of eligible pay and 50 percent of the next three percent of eligible pay. This new enhanced benefit is in lieu of participation in the pension plan for salaried employees. For employees hired prior to July 1, 2003, the company matched 60 percent of participating employees’ first 3 percent of contributions and 30 percent of participating employees’ second 3 percent of contributions. Total company match was $9,214, $7,714 and $7,129 in 2005, 2004 and 2003, respectively.
Deferred Compensation Plans The company has deferred compensation plans that enable certain employees to defer receipt of a portion of their compensation and nonemployee directors to defer receipt of director fees at the participants’ discretion.
NOTE 12: LEASES
The company’s future minimum lease payments due under operating leases for real and personal property in effect at December 31, 2005 are as follows:

		Real	Vehicles and
Expiring	Total	Estate	Equipment

2006	$54,413	$21,896	$32,517
2007	46,762	18,285	28,477
2008	36,186	15,732	20,454
2009	24,852	14,392	10,460
2010	16,153	12,023	4,130
Thereafter	13,506	13,254	252

	$191,872	$95,582	$96,290

Rental expense under all lease agreements amounted to approximately $59,210, $52,064 and $47,202 for 2005, 2004 and 2003, respectively.
NOTE 13: INCOME TAXES
The components of income from continuing operations before income taxes were as follows:

	2005	2004	2003

Domestic	$84,271	$192,336	$174,182
Foreign	53,980	73,113	77,276

	$138,251	$265,449	$251,458

Income tax expense (benefit) from continuing operations is comprised of the following components:

	2005	2004	2003
Current:
U.S. Federal	$16,315	$27,277	$71,778
Foreign	24,774	18,360	12,102
State and local	3,913	8,679	8,091

	$45,002	$54,316	$91,971
Deferred:
U.S. Federal	$9,540	$17,710	$(14,434)
Foreign	2,275	9,467	6,114
State and local	(1,470)	2,147	(3,463)

	$10,345	$29,324	$(11,783)

Total income tax expense	$55,347	$83,640	$80,188

In addition to the income tax expenses listed above for 2005, 2004 and 2003, income tax (expense) benefit allocated directly to shareholders’ equity for the same periods were ($222), $2,721, and $4,657, respectively.
A reconciliation of the U.S. statutory tax rate and the effective tax rate for continuing operations is as follows:

	2005	2004	2003

Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	1.2	1.7	1.2
Foreign income taxes	5.9	0.8	(3.5)
Accrual adjustments	2.9	(4.5)	1.3
Other	(5.0)	(1.5)	(2.1)

Effective tax rate	40.0%	31.5%	31.9%

Diebold AR2005           P 40

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s deferred tax assets and liabilities are as follows:

	2005	2004

Deferred Tax Assets:
Postretirement benefits	$7,528	$9,221
Accrued expenses	33,118	21,376
Warranty accrual	2,448	35
Deferred compensation	10,907	3,922
Capital loss	–	9,164
Bad debts	6,638	1,226
Inventory	8,161	1,014
Deferred revenue	63	11,320
Net operating loss carryforwards	49,709	23,915
State deferred taxes	2,509	4,143
Other	9,144	9,588

	130,225	94,924
Valuation allowance	(35,541)	(8,551)

Net deferred tax assets	$94,684	$86,373

Deferred Tax Liabilities:
Pension	$9,975	$7,287
Property, plant and equipment	17,387	18,992
Goodwill	36,445	29,163
Finance receivables	6,535	6,727
Software capitalized	2,648	2,354
Partnership income	6,953	2,210
Other	6,561	(882)

Net deferred tax liabilities	86,504	65,851

Net deferred tax asset	$8,180	$20,522

At December 31, 2005, the company’s domestic and international subsidiaries had deferred tax assets relating to net operating loss (NOL) carryforwards of $49,709. Of these NOL carryforwards, $19,511 expires at various times between 2006 and 2024. The remaining NOL carryforwards of approximately $30,198 do not expire. The company has a valuation allowance to reflect the estimated amount of deferred tax assets that, more likely than not, will not be realized. The valuation allowance relates primarily to certain international NOLs.
The net change in the total valuation allowance for the years ended December 31, 2005 and 2004 was an increase of $26,990 and $4,255 respectively. The increase in 2005 included a $3,162 increase to the beginning of the year valuation allowance established for EMEA NOL carryforwards. The increase was necessary due to circumstances that caused a change in judgment about the company’s ability to utilize the NOL carryforwards in future years.
A determination of the unrecognized deferred tax liability on undistributed earnings of non-U.S. subsidiaries and investments in foreign unconsolidated affiliates is not practicable. However, no liability for U.S. income taxes on such undistributed earnings has been provided because it is the Company’s policy to reinvest these earnings indefinitely in operations outside the United States.
NOTE 14: COMMITMENTS AND CONTINGENCIES
At December 31, 2005, the company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the company’s financial position or results of operations. In management’s opinion, the financial statements would not be materially affected by the outcome of any present legal proceedings, commitments, or asserted claims.
In addition to the routine legal proceedings noted above, the company has recently been served with various lawsuits, filed against it and certain named officers and directors, by shareholders and participants in the company’s 401(k) savings plan, alleging violations of the federal securities laws and breaches of fiduciary duties with respect to the 401(k) plan. The company and the individual defendants deny the allegations made against them, regard them as without merit, and intend to defend themselves vigorously. Management is unable to determine the financial statement impact, if any, of these legal proceedings as of December 31, 2005.
NOTE 15: GUARANTEES AND PRODUCT WARRANTIES
The company has applied the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, to its agreements that contain guarantees or indemnification clauses. These disclosure requirements expand those required by SFAS No. 5, Accounting for Contingencies, by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in effect as of December 31, 2005 in which the company is the guarantor.
In connection with the construction of certain manufacturing facilities, the company guaranteed repayment of principal and interest on variable rate industrial development revenue bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Any default, as defined in the agreements, would obligate the company for the full amount of the outstanding bonds through maturity. At December 31, 2005, the carrying value of the liability was $13,300. The company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If the company is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. At December 31, 2005, the maximum future payment obligations relative to these various guarantees totaled $47,344, of which $16,786 represented standby letters of credit to insurance providers, and no associated liability was recorded.
Diebold AR2005      P 41

The company provides its customers a standard manufacturer’s warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Changes in the company’s warranty liability balance are illustrated in the following table:

	2005	2004

Balance at January 1	$14,410	$12,096
Current period accruals	22,751	13,227
Current period settlements	(15,762)	(10,913)

Balance at December 31	$21,399	$14,410

NOTE 16: SEGMENT INFORMATION
The company’s segments are comprised of its three main sales channels: Diebold North America (DNA), Diebold International (DI) and Election Systems (ES) & Other. These sales channels are evaluated based on revenue from customers and operating profit contribution to the total corporation. The reconciliation between segment information and the Consolidated Financial Statements is disclosed. Revenue summaries by geographic area and product and service solutions are also disclosed. All income and expense items below operating profit are not allocated to the segments and are not disclosed.
The DNA segment sells financial and retail systems and also services financial and retail systems in the United States and Canada. The DI segment sells and services financial and retail systems over the remainder of the globe. The ES & Other segment includes the operating results of DESI and the voting and lottery related business in Brazil. Each of the sales channels buys the goods it sells from the company’s manufacturing plants through intercompany sales that are eliminated in consolidation, and intersegment revenue is not significant. Each year, intercompany pricing is agreed upon which drives sales channel operating profit contribution. As permitted under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, certain information not routinely used in the management of these segments, information not allocated back to the segments or information that is impractical to report is not shown. Items not allocated are as follows: interest income, interest expense, equity in the net income of investees accounted for by the equity method, income tax expense or benefit, and other non-current assets.
Segment Information by Channel

	DNA	DI	ES & Other	Total

2005
Customer revenues	$1,422,170	$1,010,503	$154,376	$2,587,049
Operating profit (loss)	130,743	37,516	(6,990)	161,269
Capital and rotable expenditures	42,616	18,926	1,063	62,605
Depreciation	32,102	16,655	1,120	49,877
Property, plant and equipment	398,372	202,460	5,253	606,085
2004
Customer revenues	$1,399,823	$867,253	$90,032	$2,357,108
Operating profit (loss)	220,318	60,875	(7,713)	273,480
Capital and rotable expenditures	42,223	18,663	352	61,238
Depreciation	30,865	21,666	908	53,439
Property, plant and equipment	423,420	186,650	4,044	614,114
2003
Customer revenues	$1,233,657	$752,592	$100,182	$2,086,431
Operating profit	175,921	69,752	6,119	251,792
Capital and rotable expenditures	43,763	28,096	961	72,820
Depreciation	30,314	18,570	769	49,653
Property, plant and equipment	388,436	155,730	3,692	547,858

Diebold AR2005       P 42

	2005	2004	2003

Revenue Summary by Geographic Area
The Americas	$1,945,326	$1,791,685	$1,588,507
Asia-Pacific	267,498	232,862	178,118
Europe, Middle East and Africa	374,225	332,561	319,806

Total revenue	$2,587,049	$2,357,108	$2,086,431

Total Revenue
Domestic vs. International
Domestic	$1,499,445	$1,421,339	$1,307,823
Percentage of total revenue	58.0%	60.3%	62.7%
International	1,087,604	935,769	778,608
Percentage of total revenue	42.0%	39.7%	37.3%

Total revenue	$2,587,049	$2,357,108	$2,086,431

Revenue Summary by Product and Service Solutions
Financial self-service:
Products	$879,195	$814,236	$681,482
Services	891,865	882,969	819,532

Total financial self-service	1,771,060	1,697,205	1,501,014
Security:
Products	276,509	276,739	240,206
Services	385,104	293,132	245,029

Total security	661,613	569,871	485,235

Total financial self-service and security	2,432,673	2,267,076	1,986,249
Election systems/lottery	154,376	90,032	100,182

Total revenue	$2,587,049	$2,357,108	$2,086,431

The company had no customers that accounted for more than 10 percent of total net sales in 2005, 2004 and 2003.
NOTE 17: ACQUISITIONS
The following mergers and acquisitions were accounted for as purchase business combinations and, accordingly, the purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed, based upon their respective fair values, with the excess allocated to goodwill and intangible assets. Results of operations of the companies acquired from the date of acquisition are included in the condensed consolidated results of operations of the company.
The company is party to a joint venture partnership with Shanghai Xinsheng Aviation Industry Investment Co., Ltd. In September 2005, an additional 7 percent of ownership was purchased for approximately $9,500. With this purchase, the company increased its ownership interest from 78 to 85 percent in the joint venture.
In May 2005, the company acquired TASC Security (Holdings) Limited and its subsidiaries (TASC). TASC is a global leader in electronic security solutions headquartered in London, England with regional offices in Amsterdam, Netherlands; Tokyo, Japan; San Francisco, USA; Dublin, Ireland; Leeds, England; and Melbourne and Sydney, Australia; along with a network of offices in Europe, the Middle East, Africa and Asia Pacific. TASC was purchased for approximately $26,300, including the payoff of certain debt arrangements, and has been integrated within the company’s security group. Goodwill and intangible assets resulting from the acquisition were approximately $17,000 and $8,700, respectively.
In August 2004, the company acquired Antar-Com, Inc., an industry-leading electronic security systems integrator, for a total purchase price of $26,913. Upon acquisition, Antar-Com, Inc. was named Diebold Enterprise Security Systems, Inc., a wholly-owned subsidiary, and was integrated into the company’s domestic security service operation. Goodwill and other intangible assets resulting from the acquisition were approximately $13,500 and $8,700, respectively.
In June 2004, the company acquired TFE Technology Holdings, LLC (TFE), a third-party maintenance provider of network and hardware service solutions to federal and state government agencies and commercial firms, for a total purchase price of $34,450, including the payoff of certain debt arrangements. TFE was subsequently renamed Diebold Information and Security Systems, LLC and was integrated into the company’s domestic security service operation. Goodwill and other intangibles resulting from the acquisition were approximately $7,500 and $23,000, respectively.
In January 2004, a subsidiary of the company merged with Newell Communications, Inc. (NCI), based in Richmond, Virginia. NCI provides a full spectrum of security and communications solutions. The merger was effected in a combination of 80.5 percent stock and 19.5 percent cash for a total purchase price of $5,500. As a result of the merger, NCI became a wholly-owned subsidiary of the company. Goodwill resulting from the acquisition amounted to approximately $5,100.
NOTE 18: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, established accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative
Diebold AR2005      P 43

instrument’s gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.
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
The company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and variable rates. In 2005, the company entered into two interest rate swap contracts that remained outstanding at December 31, 2005. The interest rate swaps relate to debt held by the company and convert $50,000 notional amount from variable rates to fixed rates. The variable rate for these contracts at December 31, 2005, which is based on three-month LIBOR rate, was 4.54 percent versus fixed rates of 4.59 percent and 4.72 percent. The contracts mature in five and ten years.
Based on current interest rates for similiar transactions, the fair value of all interest rate swap agreements is not material to the financial statements as of December 31, 2005. Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material to the financial statements for the year ended December 31, 2005.
The company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. The fair value of the company’s forward contracts was not material to the financial statements as of December 31, 2005 and 2004, respectively.
NOTE 19: RESTRUCTURING CHARGES
During 2005, the company initiated a restructuring plan for its manufacturing and service operations to remove excess capacity in Western Europe and the United States. Also in 2005, the company announced the closing of its Danville, Virginia manufacturing operations and had other restructuring activity throughout its global operations. Total pre-tax costs incurred in the plans in 2005 were $39,028 ($26,300 after tax), resulting in an accrual of $3,397 as of December 31, 2005. The restructuring charges for 2005 were incurred as follows: $13,371 against product cost of sales; $4,505 against service cost of sales and $21,152 against selling, general and administrative and other costs. The restructuring charges for the year ended December 31, 2005 were $22,890 in DNA and $16,138 in DI.
The charges were comprised primarily of severance and other employee costs associated with staff reductions. Staff reductions resulted in approximately 300 involuntary employee terminations.
NOTE 20: DISCONTINUED OPERATIONS
The assets related to the company’s campus card systems business were considered held-for-sale as of June 30, 2005; therefore, the company has disclosed these operations as discontinued in the consolidated statements of income for all periods presented herein in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In July 2005, the company sold the card system business for $38,050, which consisted of $29,350 in cash and a promissory note of $8,700. The resulting gain on the sale was $20,290 million ($12,933 net of tax) in 2005. Furthermore, separate disclosure of the specific assets held-for-sale, both current and non-current, is not presented because the amounts are not material to the consolidated balance sheets.
NOTE 21: SUBSEQUENT EVENTS
On February 28, 2006, the company signed an agreement to purchase a membership interest in Genpass Service Solutions, LLC (GSS) for $9,724. GSS is an independent, third-party ATM maintenance and service provider.
On March 2, 2006, the company issued senior notes in an aggregate principal amount of $300,000, with a weighted average fixed interest rate of 5.50 percent. The maturity dates of the senior notes are staggered, with $75,000, $175,000, and $50,000 becoming due in 2013, 2016, and 2018, respectively. The covenants governing the senior notes are similar to those established for the credit facility discussed in Note 8. Additionally, the company entered into a derivative transaction to hedge $200,000 of the aggregate principal, which is treated as a cash flow hedge. This reduced the effective weighted average interest rate by 14 basis points or from 5.50 to 5.36 percent. The company used $160,000 of the net proceeds from the offering to reduce the outstanding balance under its revolving credit facility, which has a higher interest rate and related fees.
NOTE 22: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
See “Comparison of Selected Quarterly Financial Data (Unaudited)” on page 49 of this Annual Report.
Diebold AR2005      P 44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders Diebold, Incorporated:
We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Diebold, Incorporated’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting as of December 31, 2005.
Cleveland, Ohio
March 10, 2006
Diebold AR2005      P 45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders Diebold, Incorporated:
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Diebold, Incorporated:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Item 9A(b) of Form 10-K), that Diebold, Incorporated (the Company) did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of a material weakness identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment as of December 31, 2005:
A material weakness in internal control over financial reporting as of December 31, 2005 existed because the Company did not have personnel with sufficient technical knowledge to analyze complex revenue contracts to ensure that such transactions were accounted for in accordance with generally accepted accounting principles at its voting subsidiary, Diebold Election Systems, Inc. (DESI). Specifically, the review of these contracts did not provide for effective identification of, and consideration of, terms of certain arrangements within the contracts that impact the accounting required for the related revenue for such arrangements. This material weakness resulted in a material overstatement in the Company’s revenue and a material understatement in deferred revenue balances in the Company’s preliminary interim and annual financial statements for the year ended December 31, 2005. This weakness if not remediated could result in a material adjustment to revenue, cost of sales, inventory and deferred revenue.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2005 consolidated financial statements, and this report does not affect our report dated March 10, 2006, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.
Cleveland, Ohio
March 10, 2006

Diebold AR2005    P 46

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, under the supervision and with the participation of the Company’s chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
This evaluation identified the following material weakness in the Company’s internal control over financial reporting as of December 31, 2005:
The Company did not have personnel with sufficient technical knowledge to analyze complex revenue contracts to ensure that such transactions were accounted for in accordance with generally accepted accounting principles at its voting subsidiary, Diebold Election Systems, Inc. (DESI). Specifically, the review of these contracts did not provide for effective identification of, and consideration of, terms of certain arrangements within the contracts that impact the accounting required for the related revenue for such arrangements. This material weakness resulted in material overstatements of revenue and material understatements of deferred revenue balances in the Company’s preliminary interim and annual financial statements for the year ended December 31, 2005. The revenue and deferred revenue balances were corrected by management prior to the issuance of the Company’s consolidated financial statements.
As a result of these deficiencies, the Company concluded that its internal control over financial reporting was not effective as of December 31, 2005.
KPMG LLP, the company’s independent registered public accounting firm, has issued an auditors’ report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. This report is included at page 46 of this Annual Report on Form 10-K.
OTHER INFORMATION
The company had included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2005 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the company certifying the quality of the company’s public disclosure, and the company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the company certifying that he is not aware of any violation by the company of New York Stock Exchange corporate governance standards.

Diebold AR2005    P 47

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
FORWARD-LOOKING STATEMENT DISCLOSURE
In this Annual Report, the use of the words “believes,” “anticipates,” “expects” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company, including statements concerning future operating performance, the company’s share of new and existing markets, and the company’s short- and long-term revenue and earnings growth rates. Although the company believes that its outlook is based upon reasonable assumptions regarding the economy, its knowledge of its business, and on key performance indicators, which affect the company, there can be no assurance that the company’s goals will be realized. The company is not obligated to report changes to its outlook. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The uncertainties faced by the company could cause actual results to differ materially from those anticipated in forward-looking statements. These include, but are not limited to:
•	competitive pressures, including pricing pressures and technological developments;

•	changes in the company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;

•	changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company’s operations;

•	acceptance of the company’s product and technology introductions in the marketplace;

•	unanticipated litigation, claims or assessments;

•	the company’s ability to reduce costs and expenses and improve internal operating efficiencies;

•	the company’s ability to successfully implement measures to improve pricing;

•	variations in consumer demand for financial self-service technologies, products and services;

•	challenges raised about reliability and security of the company’s election systems products, including the risk that such products will not be certified for use or will be decertified;

•	changes in laws regarding the company’s election systems products and services;

•	potential security violations to the company’s information technology systems;

•	the company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes.

Diebold AR2005    P 48

COMPARISON OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2005	2004	2005	2004	2005	2004	2005	2004

Net sales	$535,150	$493,629	$618,950	$545,729	$622,333	$606,194	$810,616	$711,556
Gross profit	138,868	138,521	157,340	162,677	143,667	168,991	185,607	198,707
Income from continuing operations	27,852	29,225	31,150	42,937	13,499	47,423	10,403	62,224
Income from discontinued operations	89	(103)	820	690	12,933	855	—	546

Net income	$27,941	$29,122	$31,970	$43,627	$26,432	$48,278	$10,403	$62,770
Basic earnings per share *
Income from continuing operations	$0.39	$0.40	$0.44	$0.59	$0.19	$0.66	$0.15	$0.87
Income from discontinued operations	$0.00	$0.00	$0.01	$0.01	$0.18	$0.01	$0.00	$0.01
Net income	$0.39	$0.40	$0.45	$0.60	$0.37	$0.67	$0.15	$0.88
Diluted earnings per share *
Income from continuing operations	$0.38	$0.40	$0.44	$0.59	$0.19	$0.66	$0.15	$0.86
Income from discontinued operations	$0.00	$0.00	$0.01	$0.01	$0.18	$0.01	$0.00	$0.01
Net income	$0.38	$0.40	$0.45	$0.60	$0.37	$0.67	$0.15	$0.87

*	The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods. See Note 22 to Consolidated Financial Statements and 6-Year Summary 2005-2000.

Diebold AR2005    P 49

2005–2000 SELECTED FINANCIAL DATA
Diebold, Incorporated and Subsidiaries
(In thousands, except per share amounts and ratios)

	2005	2004	2003	2002	2001	2000

Net sales	$2,587,049	$2,357,108	$2,086,431	$1,918,837	$1,739,703	$1,726,365
Cost of sales	1,961,567	1,688,212	1,469,628	1,350,338	1,230,178	1,161,160
Gross profit	625,482	668,896	616,803	568,499	509,525	565,205
Selling and administrative expense	403,804	336,657	306,333	278,351	273,542	276,992
Research, development and engineering expense	60,409	58,759	58,678	54,910	55,796	58,403
Operating profit	161,269	273,480	251,792	235,238	137,919	229,810
Other income (expense), net	(16,189)	(313)	7,213	(15,110)	(34,173)	(21,558)
Minority interest	(6,829)	(7,718)	(7,547)	(5,654)	(4,897)	(3,040)
Income from continuing operations before taxes and cumulative effect of change in accounting principles	138,251	265,449	251,458	214,474	98,849	205,212
Taxes on income	55,347	83,640	80,188	84,563	32,514	68,323
Income from continuing operations before discontinued operations, cumulative effect of change in accounting principle and realignment and other charges, net of tax	82,904	181,809	171,270	129,911	66,335	136,889
Income from discontinued operations, net of tax	13,842	1,988	1,816	1,446	1,113	146

Net income (GAAP) before effect of change in accounting principle and realignment and other charges, net of tax	96,746	183,797	173,086	131,357	67,448	137,035
Cumulative effect of change in accounting principle — net of tax (Note B)	—	—	—	33,147	—	—

*Net income (Non GAAP) before realignment and other charges, net of tax	96,746	183,797	173,086	98,210	67,448	137,035
Realignment and other charges, net of tax (Note A)	36,193	—	—	—	73,628	—

Net Income	132,939	183,797	173,086	98,210	141,076	137,035
Diluted earnings per share:
Income from continuing operations	1.17	2.50	2.35	1.80	0.92	1.92
Income from discontinued operations	0.19	0.03	0.02	0.02	0.02	—

Net income (GAAP)	1.36	2.53	2.37	1.82	0.94	1.92
Realignment and other charges, net of tax (Note A)	0.51	—	—	—	1.03	—
Cumulative effect of change in accounting principle, net of tax (Note B)	—	—	—	0.46	—	—
COLI settlement charge, net of tax (Note C)	—	—	—	0.37	—	—

*Net income (Non GAAP) before realignment and other charges, cumulative effect of change in accounting principles, net of tax	1.87	2.53	2.37	2.65	1.97	1.92

Diebold AR2005    P 50

	2005	2004	2003	2002	2001	2000

Dividend and Common Share Data
Basic weighted-average shares outstanding(Note D)	$70,577	$72,000	$72,417	$71,984	$71,524	$71,296
Diluted weighted-average shares outstanding(Note D)	70,966	72,534	72,924	72,297	71,783	71,479
Common dividends paid	$57,770	$53,240	$49,242	$47,528	$45,774	$44,271
Common dividends paid per share(Note D)	0.82	0.74	0.68	0.66	0.64	0.62

Year-End Financial Position
Current assets	$1,427,880	$1,234,632	$1,105,159	$924,888	$921,596	$804,363
Current liabilities	580,031	740,190	619,218	571,868	635,961	576,120
Net working capital	847,849	494,442	485,941	353,020	285,635	228,243
Property, plant and equipment, net	276,966	268,090	253,155	219,633	190,198	174,946
Total assets	2,353,193	2,135,552	1,900,502	1,625,081	1,621,083	1,585,427
Shareholders’ equity	1,152,849	1,248,908	1,136,831	931,106	894,337	926,738
Shareholders’ equity per share(Note E)	16.78	17.44	15.65	12.91	12.53	12.95

Ratios
Pretax profit as a percentage of net sales (%)	5.3	11.3	12.1	11.1	5.7	11.9
Current ratio	2.4 to 1	1.7 to 1	1.8 to 1	1.6 to 1	1.5 to 1	1.4 to 1

Other Data
Capital and rotable expenditures	$62,605	$61,238	$72,820	$50,338	$65,484	$42,694
Depreciation	49,877	53,439	49,653	42,124	45,453	35,901

*	The company believes excluding these items provides meaningful insight into the ongoing performance of its operations and facilitates comparisons of the company’s operating results.

Note A —	In 2005, the company recorded realignment charges of $0.37 per diluted share, a gain of $0.18 per diluted share from the sale of a discontinued business, and $0.32 per diluted share in other charges related to manufacturing startup and related issues and accounts receivable reserves for our elections system business and reserves against deferred tax assets. In 2001, the company recorded realignment and other charges of $1.03 per diluted share.

Note B —	In 2002, amounts include a one-time charge of $0.46 per diluted share resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

Note C —	In 2002, the company settled a dispute with the IRS on a claim concerning the deductibility of corporate-owned life insurance from 1990 to 1998. This resulted in an after-tax charge of $0.37 per diluted share.

Note D —	After adjustment for stock splits.

Note E —	Based on shares outstanding at year-end adjusted for stock splits.

Diebold AR2005    P 51

DIRECTORS
Louis V. Bockius III2,3
Retired Chairman,
Bocko Incorporated
North Canton, Ohio
[Plastic Injection Molding]
Director since 1978
Christopher M. Connor1
Chairman, President and
Chief Executive Officer,
The Sherwin-Williams
Company
Cleveland, Ohio
[Manufacturer of
Paint and Coatings]
Director since 2002
Phillip R. Cox1,4
President and
Chief Executive Officer,
Cox Financial Corporation
[Financial Planning and Wealth
Management Services]
Cincinnati, Ohio
Director since 2005
Richard L. Crandall2,3,4,5
Managing Partner,
Aspen Partners, LLC
Aspen, Colorado
[Private Equity]
Director since 1996
Gale S. Fitzgerald1,3,5
Director,
TranSpend, Inc.
Miami, Florida
[Total Spend Optimization]
Director since 1999
Phillip B. Lassiter1,3
Non-executive Chairman
of the Board,
Ambac Financial Group, Inc.
New York, New York
[Financial Guarantee Insurance
Holding Company]
Director since 1995
John N. Lauer1,3
Non-executive Chairman of
the Board,
Diebold, Incorporated
Canton, Ohio
Retired Chairman of
the Board,
Oglebay Norton Co.
Cleveland, Ohio
[Industrial Minerals]
Director since 1992
William F. Massy2,4,5
President,
The Jackson Hole
Higher Education Group, Inc.
Jackson Hole, Wyoming
Professor of Education and
Business Administration,
Emeritus, Stanford University,
Stanford, California [Education]
Director since 1984
Eric J. Roorda2,4
Former Chairman,
Procomp Amazonia
Indústria Eletronica, S.A.
São Paulo, Brazil
[Banking and Electoral
Automation; subsidiary
of Diebold]
Director since 2001
Thomas W. Swidarski
President and
Chief Executive Officer,
Diebold, Incorporated
Canton, Ohio
Director since 2005
Henry D. G. Wallace2,4
Former Group Vice President
and Chief Financial Officer,
Ford Motor Company
Detroit, Michigan
[Automotive Industry]
Director since 2003
Alan J. Weber2,4,5
Retired Chairman
and Chief Executive Officer,
U.S. Trust Corporation
New York, New York
[Financial Services Business]
Director since 2005

OFFICERS
Thomas W. Swidarski
President and
Chief Executive Officer
Kevin J. Krakora
Vice President and
Chief Financial Officer
David Bucci
Senior Vice President,
Customer Solutions Group
James L. M. Chen
Vice President and
Managing Director,
Asia Pacific
John M. Crowther
Vice President and
Chief Information Officer
Warren W. Dettinger
Vice President,
General Counsel and
Secretary
Michael J. Hillock
President,
International
Michael R. Moore
Vice President and
Corporate Controller
Dennis M. Moriarty
Vice President,
Global Security Division
William E. Rosenberg
Vice President,
Corporate Development
Sheila M. Rutt
Vice President,
Chief Human Resources
Officer
Robert J. Warren
Vice President and Treasurer

1 Member of the Compensation Committee
2 Member of the Audit Committee
3 Member of the Board Governance Committee
4 Member of the Investment Committee
5 Member of IT Committee

Diebold AR2005    P 52