Form 10-K, Exhibit 13
period 2006-12-31
DIEBOLD INC
filed 2007-03-01
CIK 28823

Exhibit 13.1
FINANCIAL CONTENTS
17	Financial Highlights

18	Management’s Discussion and Analysis of Financial Condition and Results of Operations

26	Consolidated Financial Statements

30	Notes to Consolidated Financial Statements

46	Reports of Independent Registered Public Accounting Firm

48	Management’s Report on Internal Control Over Financial Reporting

49	Management’s Responsibility for Consolidated Financial Statements

49	Forward-Looking Statement Disclosure

50	Comparison of Selected Quarterly Financial Data (Unaudited)

51	2006—2001 Selected Financial Data

52	Directors and Officers
FINANCIAL HIGHLIGHTS
Diebold, Incorporated and Subsidiaries

			Percentage
(In thousands except ratios, employees, shareholders and per share amounts)	2006	2005	Change

Net sales	$2,906,232	$2,587,049	12.3
Operating profit	$175,661	$161,269	8.9
Income from continuing operations before taxes	$124,449	$138,251	(10.0)
Income from continuing operations	$86,547	$82,904	4.4
Net income	$86,547	$96,746	(10.5)
Diluted earnings per share	$1.29	$1.36	(5.1)
Capital expenditures	$44,277	$48,454	(8.6)
Research, development and engineering	$70,995	$60,409	17.5
Depreciation	$40,385	$28,349	42.5
Pretax profit as a percentage of net sales	4.3%	5.3%	—
Net cash provided by operating activities	$250,424	$102,714	143.8
Shareholders’ equity	$1,091,401	$1,152,849	(5.3)
Shareholders’ equity per share	$16.64	$16.78	(0.8)
Return on average shareholders’ equity	7.7%	8.1%	—
Cash dividends paid:
Total	$57,408	$57,770	(0.6)
Per share	$0.86	$0.82	4.9
Number of employees	15,451	14,603	5.8
Number of shareholders (Note A)	59,047	87,011	(32.1)

Note A — Includes an estimated number of shareholders who have shares held for their accounts by banks, brokers, trustees, for benefit plans and the agent for the dividend reinvestment plan.

DIEBOLD ANNUAL REPORT 2006	17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In thousands, except per share amounts)
OVERVIEW
The table below presents the changes in comparative financial data from 2004 to 2006. Comments on significant year-to-year fluctuations follow the table. The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.

	2006			2005			2004
		Percentage	Percentage		Percentage	Percentage		Percentage
		of Net	Increase		of Net	Increase		of Net
	Amount	Sales	(Decrease)	Amount	Sales	(Decrease)	Amount	Sales

Net sales
Products	$1,469,250	50.6	13.6	$1,293,419	50.0	11.7	$1,158,340	49.1
Services	1,436,982	49.4	11.1	1,293,630	50.0	7.9	1,198,768	50.9

	2,906,232	100.0	12.3	2,587,049	100.0	9.8	2,357,108	100.0
Cost of sales
Products	1,046,617	71.2	9.9	952,321	73.6	20.7	789,287	68.1
Services	1,149,097	80.0	13.9	1,009,246	78.0	12.3	898,925	75.0

	2,195,714	75.6	11.9	1,961,567	75.8	16.2	1,688,212	71.6

Gross profit	710,518	24.4	13.6	625,482	24.2	(6.5)	668,896	28.4
Selling and administrative expense	463,862	16.0	14.9	403,804	15.6	19.9	336,657	14.3
Research, development and engineering expense	70,995	2.4	17.5	60,409	2.3	2.8	58,759	2.5

	534,857	18.4	15.2	464,213	17.9	17.4	395,416	16.8

Operating profit	175,661	6.0	8.9	161,269	6.2	(41.0)	273,480	11.6
Other income (expense) net	(44,615)	(1.5)	175.6	(16,189)	(0.6)	—	(313)	—
Minority interest	(6,597)	(0.2)	(3.4)	(6,829)	(0.3)	(11.5)	(7,718)	(0.3)

Income from continuing operations before taxes	124,449	4.3	(10.0)	138,251	5.3	(47.9)	265,449	11.3
Taxes on income	37,902	1.3	(31.5)	55,347	2.1	(33.8)	83,640	3.5

Income from continuing operations	86,547	3.0	4.4	82,904	3.2	(54.4)	181,809	7.7
Income from discontinued operations — net of tax	—	—	(100.0)	909	—	(54.3)	1,988	0.1
Gain on sale of discontinued operations — net of tax	—	—	(100.0)	12,933	0.5	100.0	—	—

Income from discontinued operations	—	—	(100.0)	13,842	0.5	596.3	1,988	0.1

Net income	$86,547	3.0	(10.5)	$96,746	3.7	(47.4)	$183,797	7.8

Over 148 years ago, Diebold went into the business of making strong, reliable safes. Diebold, Incorporated has a long tradition of safeguarding assets and protecting investments. Today, the company is a global leader in providing integrated self-service delivery systems, security and services to customers within the financial, government, and retail sectors. In 2003, the company introduced Opteva®, a new automated teller machine (ATM) line within the financial self-service market that provides a higher level of security, convenience and reliability. Opteva is powered by Agilis®, which is a software platform for financial self-service equipment that was developed by the company. The combination of Opteva and Agilis provides the ability for financial institutions to customize solutions to meet their consumers’ demands and positively affect equipment performance, while providing a safer ATM. The Agilis software platform gives customers the ability to run the same software across their entire network, which helps contain costs and improve financial self-service equipment availability. Security features were engineered into the design of Opteva, including consumer awareness mirrors to discourage shoulder surfing and provide consumers with increased security during ATM transactions. Opteva also includes PIN-pad positioning that helps maintain consumer security, a recessed fascia design, card reader technology with a jitter mechanism, an optional ink-dye system and an envelope depository that is designed to resist trapping. The company’s software includes the industry’s most advanced ATM

18	DIEBOLD ANNUAL REPORT 2006

protection against viruses, worms and other cyber security threats. Diebold is at the forefront in protecting ATMs from threats. The company established its own Global Security Task Force to collect, analyze, clarify and disseminate news and information about ATM fraud and security. The group includes employees from various departments around the world. These employees work to reduce fraud and to improve security for the industry. In addition to these advances in the company’s product line, the company has also continued to make strategic acquisitions, which have increased its presence in the security market, and in 2005, the company was awarded a sales contract to produce lottery machines in Brazil.
The election systems business continues to be a challenge for the company. A number of individuals and groups have raised concerns about the reliability and security of the company’s election systems products and services. The individuals and groups making these challenges oppose the use of technology in the electoral process generally and, specifically, have filed lawsuits and taken other actions to publicize what they view as flaws in the company’s election management software and firmware. These efforts have adversely affected some of the company’s relations with its election systems customers. Despite all of these challenges, the company continues to participate in new jurisdiction decisions to purchase voting equipment. Election systems revenues increased in 2006 compared to 2005, representing a combination of the recapture of delayed sales from 2004, a U.S. presidential election year, and growth from new sales due to demand generated by the Help America Vote Act (HAVA). Despite the positive revenue growth in 2006, future delays or increases in the costs of providing products and services may be encountered as a result of possible future challenges, changes in the laws and changes to product specifications, any of which may adversely affect the company’s election systems sales.
The markets the company serves are dynamic and continue to grow. Financial institutions continue to place increasing strategic importance on their retail networks. Demand is increasing for integrated security solutions. The company’s brand is trusted by its customers. The company has a growing global footprint with a broad customer base. Besides world-class products and services that offer a competitive advantage, one of the key features of the company is the commitment, energy and knowledge of its employees. As the company focuses on the future, its long-term strategic plan includes focusing on the customer to increase loyalty, improving product and service quality, strengthening the supply chain, enhancing communications through teamwork and rebuilding profitability. The company announced restructuring activities in 2005 and 2006 that are in line with long-term strategic plans including European and U.S. manufacturing capacity optimization, realignment of global research and development efforts, reorganization of its global information technology operation and rationalization of product development.
Also, the company has initiated its multi-year profit improvement plan that targets a $100,000 reduction in the company’s cost structure by the end of 2008. These improvements are focused on a number of key areas including forecasting, order management, product staging, improved accounts receivable collections and other elements of supply chain management. As of year-end 2006, the company has eliminated $12,000 in expense from its 2007 cost structure. The company has also identified an additional $23,000 in costs that it intends to eliminate by the end of 2007, with the remaining $65,000 expected to be eliminated by the end of 2008. The company remains confident with its goal of achieving a corporate operating margin of 11 to 12 percent in 2009.
Since assuming implementation and support responsibilities for the global enterprise resource planning (ERP) system and other IT-related functions on June 1, 2006, the company has made some progress addressing stabilization of the ERP system. The company hired key executive management with considerable experience in ITstrategic planning, business transformation and global ERP system implementation. In addition, the company has made substantial progress with the evaluation of its ERP implementation plan and global IT organization, as well as the completion of its evaluation of its software and hardware architecture. As a result of this completed evaluation, the company has determined that $22,462 in previously capitalized ERP costs have become impaired. The impairment charge was primarily a result of previous customizations made to the software and software-related costs that have been rendered obsolete due to adjustments in the implementation plan, process improvements and the decision to implement a newer release of the ERP software. The company remains committed to the ERP platform and achieving the resulting efficiencies from an integrated global ITsystem.
The company continued to optimize its manufacturing capacity, including a restructuring of its production operations, in 2006. A major component of this initiative was to establish a new manufacturing operation for financial self-service terminals and related components in the Eastern European region. The company identified Budapest, Hungary as the location for this production facility and successfully initiated serial production at the facility, producing approximately 1,000 Opteva ATMs during the fourth quarter. Quality levels and on-time delivery of products from this facility met or exceeded that achieved by the company’s manufacturing plants in Asia and North America. Additionally, as a result of this planned restructuring, the company engaged in the consultation process required in order to close its existing production facility located in Cassis, France. The company has determined it has fulfilled its obligation to the consultation process. As a result, the company has ended all production at the Cassis plant. On January 8, 2007, the company officially notified 101 of the 122 plant employees of termination of their employment. On an interim basis, however, the company is required to keep the remaining employees to facilitate the closure of the facility. One of the unions is legally challenging the process and the court is expected to rule on this challenge in the first quarter of 2007. Management remains committed to completing this realignment as quickly as possible.
Diebold continues to refine its international operations. James Chen now leads all sales and service operations in the EMEA region, in addition to his previous responsibilities heading the company’s Asia Pacific operations. João Abud, Jr. now oversees our sales and service

DIEBOLD ANNUAL REPORT 2006	19

operations throughout all of Latin America, in addition to his leadership responsibilities in Brazil. The company’s international operations have evolved from a country-based management structure to a regional-based structure. This new organizational structure will enable the company to better serve customers in the regions by more effectively aligning its sales and service structure and leveraging resources across countries.
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
The business drivers of the company’s future performance include several factors that include, but are not limited to:
•	timing of a self-service upgrade and/or replacement cycle in mature markets such as the United States;

•	high levels of deployment growth for new self-service products in emerging markets such as Asia Pacific;

•	demand for new service offerings, including outsourcing or operating a network of ATMs;

•	demand beyond expectations for security products and services for the financial, retail and government sectors;

•	implementation and timeline for new election systems in the United States;

•	the company’s strong financial position; and

•	the company’s ability to successfully integrate acquisitions.
In addition to the business drivers above, as a global operation, the company is exposed to risks that include, but are not limited to:
•	competitive pressures, including pricing pressures and technological developments;

•	changes in the company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;

•	changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company’s operations, including Brazil, where a significant portion of the company’s revenue is derived;

•	acceptance of the company’s product and technology introductions in the marketplace;

•	unanticipated litigation, claims or assessments;

•	the timely completion of the company’s new manufacturing operation for financial self-service terminals and related components in the Eastern European region;

•	costs associated with the planned closure of the company’s Cassis production facility, including the timing of related restructuring charges;
•	the completion of the company’s implementation of its ERP system and other IT-related functions;

•	the company’s ability to reduce costs and expenses and improve internal operating efficiencies, including the optimization of the company’s manufacturing capacity;

•	the company’s ability to successfully implement measures to improve pricing;

•	variations in consumer demand for self-service technologies, products and services;

•	challenges raised about the reliability and security of the company’s election systems products, including the risk that such products will not be certified for use or will be decertified;

•	changes in laws regarding the company’s election systems products and services;

•	potential security violations to the company’s information technology systems; and

•	the company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management’s discussion and analysis of the company’s financial condition and results of operations are based upon the company’s condensed consolidated financial statements. The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management of the company uses historical information and all available information to make these estimates and assumptions. Actual amounts could differ from these estimates and different amounts could be reported using different assumptions and estimates.
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
Revenue Recognition The company’s product revenue consists of sales of ATMs, networking software, servers, security products, lottery and voting machines. Service revenue consists of sales of service contracts, installation revenue, maintenance revenue and consultation revenue of bank branch design and security system design. Revenue is recognized only after the earnings process is complete. For product sales, the company determines that the earnings process is complete when the customer has assumed risk of loss of the goods sold and all performance requirements are substantially complete. Election systems revenue is primarily generated through sales contracts consisting of multiple deliverable elements and custom terms and

20	DIEBOLD ANNUAL REPORT 2006

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
Inventories Domestic inventories, except for election systems, are valued at the lower of cost or market applied on a first-in, first-out (FIFO) basis. International and election systems inventories are valued using the average cost method, which approximates FIFO. At each reporting period, the company identifies and writes down its excess and obsolete inventory to its net realizable value based on forecasted usage, orders and inventory aging. With the development of new products, the company also rationalizes its product offerings and will write down discontinued product to the lower of cost or net realizable value.
Goodwill The company tests all existing goodwill at least annually for impairment using the fair value approach on a “reporting unit” basis in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The company’s reporting units are defined as Domestic and Canada, Brazil, Latin America, Asia Pacific, Europe, Middle East and Africa (EMEA) and Election Systems. The company uses the discounted cash flow method for determining the fair value of its reporting units. As required by SFAS No. 142, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination. Implied fair value goodwill is determined as the excess of the fair value of the reporting unit over the fair value of its assets and liabilities. The company’s fair value model uses inputs such as estimated future segment performance. The company uses the most current information available and performs the annual impairment analysis during the fourth quarter each year. However, actual circumstances could differ significantly from assumptions and estimates made and could result in future goodwill impairment.
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
At the end of 2006, the company adopted SFAS No. 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, which changes the accounting requirements for defined benefit pension and other postretirement plans. SFAS No. 158 requires that the company recognize the funded status of each of its plans in the consolidated balance sheet. As a result of the implementation of SFAS No. 158, total assets decreased by $52,692, total liabilities increased by $3,691 and shareholders’ equity was reduced by $35,652, after the effect of taxes. This change had no effect on the company’s results of operations, cash flow or debt covenants, nor did it otherwise impact the business operations of the company.
The following table highlights the sensitivity of the company’s postretirement obligations and expense to changes in the healthcare cost trend rate:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost	$87	$(78)
Effect on postretirement benefit obligation	$1,506	$(1,350)

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

DIEBOLD ANNUAL REPORT 2006	21

Based on the above assumptions, the company expects pension expense to increase by $171 in 2007, increasing from $8,546 in 2006 to $8,717 in 2007. Changes in any of the aforementioned assumptions could result in changes in the related retirement benefit cost and obligation.
The company’s qualified pension plans remain adequately funded as of December 31, 2006. Voluntary contributions were made in the amount of $12,761 in 2006. Pension expense excludes retiree medical expense, which is also included in operating expenses and was $1,488, $1,173 and $1,468 in 2006, 2005 and 2004, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Capital resources are obtained from income retained in the business, borrowings under the company’s committed and uncommitted credit facilities, long-term industrial revenue bonds, and operating and capital leasing arrangements. Refer to Notes 7 and 8 to the Consolidated Financial Statements regarding information on outstanding and available credit facilities and bonds. The company’s future commitments relating to operating lease agreements are reflected in the table below. Management expects that cash provided from operations, available credit, long-term debt and the use of operating leases will be sufficient to finance planned working capital needs, investments in facilities or equipment, and the purchase of company stock at least through 2007. Part of the company’s growth strategy is to pursue strategic acquisitions. The company has made acquisitions in the past and intends to make acquisitions in the future. The company intends to finance any future acquisitions with either cash provided from operations, borrowings under available credit facilities, proceeds from debt or equity offerings and/or the issuance of common shares. On March 2, 2006, the company secured fixed-rate long-term financing of $300,000 in order to take advantage of attractive long-term interest rates.
During 2006, the company generated $250,424 in cash from operating activities, an increase of $147,710 or 143.8 percent from 2005. Cash flows from operating activities are generated primarily from operating income and controlling the components of working capital. Net cash provided by operations during 2006 was positively affected by the $81,993 decrease in accounts receivable compared with an increase in accounts receivable of $97,075 in 2005. Cash collections included approximately $18,505 of past due election receivables from counties in California. Total sales increased by $319,183 in 2006 versus 2005, while days sales outstanding (DSO) decreased six days over the same time period. DSO was 59 days at December 31, 2006 compared with 65 days at December 31, 2005. Improvements in DSO occurred in Diebold North America (DNA), EMEA, Latin America and Elections Systems. The change in certain other assets and liabilities positively affected cash flows from operations by $71,730 in 2006 as compared with a positive impact of $40,559 in 2005. The change in certain other assets and liabilities was primarily the result of an increase in estimated income taxes payable.
The company used $182,080 for investing activities in 2006, an increase of $75,818 or 71.4 percent over 2005. The increase over the prior year was largely the result of higher payments for acquisitions, which increased by $34,455, moving from $27,701 in 2005 to $62,156 in 2006. The company also had net payments for investments in 2006 of $45,152 compared to $20,829 in 2005, a $24,323 increase. These were both offset by the non-reoccurrence of proceeds from the sale of its campus card system business in 2005.
Cash used by financing activities was $24,062 in 2006 compared to cash provided of $27,220 in 2005, a $51,282 increase in cash used in financing activities. The overall negative impact of cash flow from financing activities was the result of decreased net borrowings of $44,136, moving from $214,541 in 2005 to $170,405 in 2006, and an increase of $9,849 in common shares repurchased, moving from $138,208 in 2005 to $148,057 in 2006.
On March 2, 2006, the company issued senior notes in an aggregate principal amount of $300,000. The maturity date of the senior notes are staggered, with $75,000, $175,000 and $50,000 becoming due in 2013, 2016 and 2018, respectively. The company used $270,000 of the net proceeds from this offering to repay notes payable under its revolving credit facility and used the remaining $30,000 in operations. See Note 7 to the Consolidated Financial Statements for further information.
The following table summarizes the company’s approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2006:

		Payment due by period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

Operating lease obligations	$243,009	$75,221	$104,662	$45,842	$17,284
Industrial development revenue bonds	11,900	—	—	—	11,900
Financing arrangement	2,409	2,409	—	—	—
Notes payable	676,805	11,324	—	365,481	300,000
Purchase commitments	11,905	4,386	5,013	2,506	—

	$946,028	$93,340	$109,675	$413,829	$329,184

RESULTS OF OPERATIONS
The company has classified the operations of its former campus card system business as a discontinued operation for 2005 and 2004 as a result of the sale of this business on July 1, 2005. Income from discontinued operations net of tax in 2005 and 2004 was $13,842 and $1,988, respectively. Included in the income from discontinued operations, net of tax in 2005 was a $12,933 gain from the sale of the campus card system business. The following discussion and analysis pertains to the company’s continuing operations.

22	DIEBOLD ANNUAL REPORT 2006

2006 Comparison with 2005
Net Sales Net sales for 2006 totaled $2,906,232 and were $319,183 or 12.3 percent higher than net sales for 2005. Financial self-service revenue in 2006 increased by $128,165 or 7.2 percent over 2005, primarily due to strong growth in EMEA and Latin America. Security solutions revenue increased by $113,587 or 17.2 percent for 2006, due primarily to increases in the retail, government and financial security markets as a result of growth in the market, complemented by growth resulting from strategic acquisitions and increased market share. Election systems/lottery net sales of $231,807 increased by $77,431 or 50.2 percent compared to 2005. The year-over-year growth was related to both increased electronic voting equipment revenue of $64,054 and increased Brazilian lottery systems revenue of $13,377.
Gross Profit Gross profit for 2006 totaled $710,518 and was $85,036 or 13.6 percent higher than gross profit for 2005. Product gross margin was 28.8 percent in 2006 compared to 26.4 percent in 2005. The increase in product gross margin was due to improved pricing discipline in DNA, a lower cost structure and a more favorable geographic mix within the Americas and improved profitability in the elections systems business. Product gross margin was adversely impacted by $3,299 of restructuring charges in 2006 compared to $13,371 of restructuring charges in 2005. Services gross margin for 2006 was 20.0 percent compared with 22.0 percent for 2005. The decline in services gross margin was due to lower profitability in EMEA and DNA, service acquisitions that currently operate below expected gross margin levels and increased investments in customer service engineers and associated resources to continue improving performance in targeted areas. Services gross margin was adversely impacted by $3,959 of restructuring charges in 2006 compared to $4,505 of restructuring charges in 2005.
Operating Expenses Total operating expenses for 2006 were 18.4 percent of net sales, up from 17.9 percent for 2005. The increase in operating expenses as a percentage of sales was due in part to higher information technology expenses and professional fees associated with the company’s continued enterprise resource planning and software implementation project, acquisitions, which carried a higher operating expense as a percentage of revenues, and increased compensation costs due to adopting SFAS No. 123(R), which now requires share-based payments to be expensed. Operating expenses were adversely impacted by $19,817 of restructuring charges in 2006 compared to $18,588 of restructuring charges in 2005. In addition, in the fourth quarter of 2005, the company recorded $15,490 in expense to reserve for an approximately $32,500 election systems trade receivable related to two counties in California. In 2006, approximately $18,505 of the elections system trade receivable was collected and the reserve for this receivable was reduced by $1,318.
Other Income (Expense) Investment income for 2006 was $19,224 and increased $7,059 or 58.0 percent compared to 2005. The increase was due to a larger investment portfolio in 2006. Interest expense for 2006 was $36,024 and increased $19,513 or 118.2 percent compared to 2005. The increase was a result of both higher borrowing levels and higher interest rates year-over-year. Miscellaneous expense, net for 2006 was $5,353 and decreased $6,490 from 2005 due primarily to a decline in foreign exchange losses in 2006 compared with 2005. As discussed in Note 5 to the Consolidated Financial Statements, included in 2006 was a non-cash charge of $22,462 related to the impairment of a portion of the costs previously capitalized relative to the company’s ERP implementation.
Income from Continuing Operations Income from continuing operations for 2006 was $86,547 and increased $3,643 or 4.4 percent over income from continuing operations for 2005. The increase was primarily due to strong revenue growth and improved gross margins. Also contributing to the increase was a lower effective tax rate, which decreased to 30.5% in 2006 from 40.0% in 2005. The tax rate was primarily lower due to a change in income mix, which favored lower tax jurisdictions, and the successful implementation of global tax initiatives. For the details of the reconciliation between the U.S. statutory rate and the company’s effective tax rate see Note 13 to the Consolidated Financial Statements.
Net Income Net income for 2006 was $86,547 and decreased by $10,199 or 10.5 percent compared to net income for 2005. Included in the decrease in net income is the non-recurrence of income from discontinued operations of $13,842 in 2005, which resulted from the sale of the campus card systems business.
Segment Revenue and Operating Profit Summary DNA net sales of $1,503,822 for 2006 increased $81,652 or 5.7 percent over 2005 net sales of $1,422,170. The increase in DNA net sales was due to increased revenue from the security solutions product and service offerings. Diebold International (DI) net sales of $1,170,603 for 2006 increased by $160,100 or 15.8 percent over 2005 net sales of $1,010,503. The increase in DI net sales was due to revenue growth across all four reporting units, led by growth of $84,099 in EMEA and $50,884 in Latin America. Net sales were also positively impacted by the year-over-year strengthening of the Brazilian real. Election systems (ES) & Other net sales of $231,807 for 2006 increased $77,431 or 50.2 percent over 2005. The increase was helped by voting revenues from Brazil that increased $24,500 and U.S.-based revenue that increased $39,554, as more jurisdictions purchased electronic voting equipment in order to comply with HAVA. Revenue from lottery systems was $36,439 for 2006, an increase of $13,377 over 2005.
DNA operating profit for 2006 decreased by $16,319 or 12.5 percent compared to 2005. The decrease was due primarily to a higher mix of revenue from the lower margin security business and increased service costs. DI operating profit for 2006 decreased by $16,423 or 43.8 percent compared to 2005. The decrease was due to service pricing pressures in EMEA and higher restructuring charges of $3,144 compared to 2005. Operating profit in ES & Other increased by $47,134, moving from an operating loss of $6,990 in 2005 to an operating profit of $40,144 in 2006. The increase in ES & Other operating profit was a result of higher revenue associated with the sales of election systems products and services as well as the one-time charge in 2005 related to the reserve for California receivables.

DIEBOLD ANNUAL REPORT 2006	23

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
Operating Expenses Total operating expenses for 2005 were 17.9 percent of net sales, up from 16.8 percent for 2004. The increase in operating expenses as a percentage of sales was due in part to higher information technology expenses and professional fees associated with the company’s continued enterprise resource planning and software implementation project. The company also recorded in the fourth quarter $15,490 in expense to reserve for an approximately $32,500 ES trade receivable related primarily to two counties in California. Also included in operating expenses in 2005 were $18,588 in restructuring charges that further adversely affected other operating expenses as a percentage of sales. Finally, acquisitions which carried a higher operating expense as a percentage of revenues, also affected the year-over-year comparison.
Other Income (Expense) Investment income for 2005 was $12,165 and decreased $134 or 1.1 percent over investment income for 2004. The decrease was due to a smaller investment portfolio in 2005. Interest expense for 2005 was $16,511 and increased $5,854 or 54.9 percent compared to 2004. The increase was due to higher borrowing rates and higher borrowing levels year-over-year.
Miscellaneous expense, net for 2005 was $11,843 and increased $9,888 from 2004. Included in the increase in miscellaneous expense, net, was foreign exchange losses of $9,035. The increase in foreign exchange loss was primarily due to the weakening of the U.S. dollar as compared to the Brazilian real as well as a strengthening of the U.S. dollar compared to the euro.
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
Segment Revenue and Operating Profit Summary DNA net sales of $1,422,170 for 2005 increased $22,347 or 1.6 percent over 2004 net sales of $1,399,823. The increase in DNA net sales was due to increased revenue from the security solutions product and service offerings which more than offset reduced financial self service product and service offerings. DI net sales of $1,010,503 for 2005 increased by $143,250 or 16.5 percent over 2004 net sales of $867,253. The increase in DI net sales was attributed to strong revenue growth of $34,636 in Asia Pacific and higher revenue from Latin America of $66,950 and from EMEA of $41,664. During 2005, revenue was positively impacted by the year-over-year strengthening of the Brazilian real, partially offset by a weakening euro and certain other currencies. ES & Other net sales of $154,376 for 2005 increased $64,344 or 71.5 percent over 2004. The increase was related to the result of higher U.S. based revenue in 2005, as more localities purchased electronic voting equipment in order to comply with HAVA.
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
RECENT ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), Employers’ Accounting for Defined Benefit Pension

24	DIEBOLD ANNUAL REPORT 2006

and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an entity to recognize the funded status of a defined benefit postretirement plan in its statement of financial position measured as the difference between the fair value of plan assets and the benefit obligation. For a pension plan, the benefit obligation would be the projected benefit obligation; for any other postretirement benefit plan, the benefit obligation would be the accumulated postretirement benefit obligation. The pronouncement also requires disclosure of additional information in the notes to financial statements about certain effects of net periodic benefit cost in the subsequent fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior services costs and credits. The company has adopted these requirements as of December 31, 2006. The pronouncement also requires, for fiscal years ending after December 15, 2008, entities to recognize the actuarial gains and losses and the prior service costs and credits that arise during the period, but are not recognized as components of net periodic benefit cost as a component of other comprehensive income, and measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position for fiscal years ending after December 15, 2008. The company is currently evaluating the impact of the adoption of the measurement requirement on its financial statements.
In September 2006, the FASB issued SFAS No. 157 (SFAS No. 157), Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a fair value hierarchy, and requires separate disclosure of fair value measurements by level within the hierarchy. The company is currently evaluating the impact of SFAS No. 157 on its financial statements.
In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition, measurement, presentation and disclosure in the company’s financial statements of uncertain tax positions taken or expected to be taken in a tax return. Under FIN 48 uncertain tax positions are initially recognized in the financial statements when it is more likely than not (i.e., greater than 50% probability) that the position will be sustained upon audit by a taxing authority. Tax positions recognized are initially and subsequently measured and recorded based on the most likely outcome. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company will disclose the impact of adoption in its first quarter 2007 Form 10-Q. The company has consistently recorded benefits for uncertain tax positions only if the likelihood of success in an audit was 70% or greater. If the threshold was met, the entire benefit was recognized. Uncertain tax positions (i.e., those with a likelihood of success less than 70%) were fully reserved in the financial statements. Consequently, the company does not anticipate the adoption of FIN 48 to result in a material adjustment to beginning of the year retained earnings as it relates to initial recognition. The company is currently evaluating the impact of the adoption of FIN 48 on its financial statements.
In February 2006, the FASB issued SFAS No. 155 (SFAS No. 155), Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in SFAS No. 133, Implementation Issue No.D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The company is currently evaluating the impact of the adoption of SFAS No. 155 on its financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The company is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent unfavorable movement in the applicable foreign exchange rates would have resulted in a decrease in 2006 and 2005 year-to-date operating profit of approximately $8,134 and $6,002, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.
The company’s risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into derivatives for trading purposes. The company’s primary exposures to foreign exchange risk are movements in the dollar/euro and dollar/real rates. There were no significant changes in the company’s foreign exchange risks in 2006 compared with 2005.
The company manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. Variable rate borrowings under the credit facilities totaled $369,481 and $489,194 at December 31, 2006 and 2005, respectively, of which $50,000 was effectively converted to fixed rate using interest rate swaps. A one percentage point increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of approximately $2,943 and $4,850 for 2006 and 2005, respectively. The company’s primary exposure to interest rate risk is movements in the LIBOR rate, which is consistent with prior periods. As discussed in Note 7 to the Consolidated Financial Statements, the company hedged $200,000 of the fixed rate borrowings under its private placement agreement, which was treated as a cash flow hedge. This reduced the effective interest rate by 14 basis points from 5.50 to 5.36 percent.

DIEBOLD ANNUAL REPORT 2006	25

CONSOLIDATED BALANCE SHEETS At December 31,
Diebold, Incorporated and subsidiaries
(In thousands, except share and per share amounts)

	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$253,814	$207,900
Short-term investments	99,571	52,885
Trade receivables, less allowances of $29,751 for 2006 and $27,216 for 2005	610,893	676,361
Inventories	442,804	397,858
Deferred income taxes	72,537	53,684
Prepaid expenses	37,019	20,816
Other current assets	79,043	71,089

Total current assets	1,595,681	1,480,593

Securities and other investments	70,088	54,154
Property, plant and equipment, at cost	489,188	490,397
Less accumulated depreciation and amortization	286,653	269,675

	202,535	220,722
Goodwill	460,339	389,134
Other assets	185,636	205,059

	$2,514,279	$2,349,662

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable	$11,324	$34,472
Accounts payable	158,388	180,725
Deferred income	170,921	136,135
Other current liabilities	258,103	228,699

Total current liabilities	598,736	580,031

Notes payable — long term	665,481	454,722
Pensions and other benefits	41,142	39,856
Postretirement and other benefits	32,942	31,369
Deferred income taxes	28,412	45,504
Other long-term liabilities	28,814	23,785
Minority interest	27,351	21,546
Shareholders’ equity
Preferred shares, no par value, authorized 1,000,000 shares, none issued	—	—
Common shares, par value $1.25,
Authorized 125,000,000 shares, issued 75,145,662 and 74,726,031 shares, respectively outstanding 65,595,596 and 68,721,847 shares, respectively	93,932	93,408
Additional capital	235,229	199,033
Retained earnings	1,169,607	1,140,468
Treasury shares, at cost (9,550,066 and 6,004,184 shares, respectively)	(403,098)	(256,336)
Accumulated other comprehensive loss	(4,269)	(23,437)
Other	—	(287)

Total shareholders’ equity	1,091,401	1,152,849

	$2,514,279	$2,349,662

See accompanying Notes to Consolidated Financial Statements.

26	DIEBOLD ANNUAL REPORT 2006

CONSOLIDATED STATEMENTS OF INCOME Years ended December 31,
Diebold, Incorporated and subsidiaries
(In thousands, except per share amounts)

	2006	2005	2004

Net sales
Products	$1,469,250	$1,293,419	$1,158,340
Services	1,436,982	1,293,630	1,198,768

	2,906,232	2,587,049	2,357,108

Cost of sales
Products	1,046,617	952,321	789,287
Services	1,149,097	1,009,246	898,925

	2,195,714	1,961,567	1,688,212

Gross profit	710,518	625,482	668,896
Selling and administrative expense	463,862	403,804	336,657
Research, development and engineering expense	70,995	60,409	58,759

	534,857	464,213	395,416

Operating profit	175,661	161,269	273,480
Other income (expense)
Investment income	19,224	12,165	12,299
Interest expense	(36,024)	(16,511)	(10,657)
Impairment of asset	(22,462)	—	—
Miscellaneous, net	(5,353)	(11,843)	(1,955)
Minority interest	(6,597)	(6,829)	(7,718)

Income from continuing operations before taxes	124,449	138,251	265,449
Taxes on income	37,902	55,347	83,640

Income from continuing operations	86,547	82,904	181,809
Income from discontinued operations – net of tax	—	13,842	1,988

Net Income	$86,547	$96,746	$183,797

Basic weighted-average number of shares	66,669	70,577	72,000
Diluted weighted-average number of shares	66,885	70,966	72,534
Basic earnings per share:
Income from continuing operations	$1.30	$1.17	$2.52
Income from discontinued operations	$—	$0.20	$0.03
Net income	$1.30	$1.37	$2.55
Diluted earnings per share:
Income from continuing operations	$1.29	$1.17	$2.50
Income from discontinued operations	$—	$0.19	$0.03
Net income	$1.29	$1.36	$2.53
See accompanying Notes to Consolidated Financial Statements.

DIEBOLD ANNUAL REPORT 2006	27

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Diebold, Incorporated and subsidiaries
(In thousands, except share amounts)

							Accumulated
						Compre-	Other
	Common Shares					hensive	Compre-
		Par	Additional	Retained	Treasury	Income	hensive
	Number	Value	Capital	Earnings	Shares	(Loss)	Loss	Other	Total

Balance, January 1, 2004	73,795,416	$92,244	$159,610	$970,935	$(42,562)		$(43,055)	$(341)	$1,136,831

Net income				183,797		$183,797			183,797

Translation adjustment						33,027			33,027
Pensions						(710)			(710)

Other comprehensive income						32,317	32,317

Comprehensive income						$216,114

Stock options exercised	302,754	379	11,217						11,596
Restricted shares	5,000	6	259					131	396
Performance shares	200		10						10
Restricted stock units	130,014	163	6,723						6,886
NCI acquisition			1,440		3,127				4,567
Dividends declared and paid				(53,240)					(53,240)
Treasury shares					(74,252)				(74,252)

Balance, December 31, 2004	74,233,384	$92,792	$179,259	$1,101,492	$(113,687)		$(10,738)	$(210)	$1,248,908

Net income				96,746		$96,746			96,746

Translation adjustment						(16,053)			(16,053)
Pensions						3,354			3,354

Other comprehensive loss						(12,699)	(12,699)

Comprehensive income						$84,047

Stock options exercised	332,412	416	11,356						11,772
Restricted shares	9,050	11	467					(77)	401
Restricted stock units	3,140	4	149						153
Performance shares	148,045	185	7,802						7,987
Dividends declared and paid				(57,770)					(57,770)
Treasury shares					(142,649)				(142,649)

Balance, December 31, 2005	74,726,031	$93,408	$199,033	$1,140,468	$(256,336)		$(23,437)	$(287)	$1,152,849

Net income				86,547		$86,547			86,547

Translation adjustment						56,168			56,168
Pensions						(1,348)			(1,348)

Other comprehensive income						54,820	54,820

Comprehensive income						$141,367

Stock options exercised	336,085	420	11,902						12,322
Restricted stock units issued	4,635	6	(6)						—
Performance shares issued	5,800	7	(7)						—
Other share-based compensation	73,111	91	1,881						1,972
SFAS 123(R) reclass			6,143					287	6,430
SFAS 158 adoption, net							(35,652)		(35,652)
Share-based compensation expense			15,431						15,431
Colombia acquisition			816		2,592				3,408
DIMS acquisition			36		905				941
Dividends declared and paid				(57,408)					(57,408)
Treasury shares					(150,259)				(150,259)

Balance, December 31, 2006	75,145,662	$93,932	$235,229	$1,169,607	$(403,098)		$(4,269)	$—	$1,091,401

See accompanying Notes to Consolidated Financial Statements.

28	DIEBOLD ANNUAL REPORT 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31,
Diebold, Incorporated and subsidiaries
(In thousands)

	2006	2005	2004

Cash flow from operating activities:
Net income	$86,547	$96,746	$183,797
Adjustments to reconcile net income to cash provided by operating activities:
Income from discontinued operations	—	(909)	(1,988)
Minority interest	6,597	6,829	7,718
Depreciation and amortization	69,810	54,711	58,596
Share-based compensation	15,431	(2,444)	10,028
Deferred income taxes	(38,388)	10,063	28,486
Impairment of asset	22,462	—	—
Gain on sale of discontinued operations	—	(20,290)	—
(Gain) Loss on sale of assets, net	(287)	5,327	412
Cash provided (used) by changes in certain assets and liabilities:
Trade receivables	81,993	(97,075)	2,293
Inventories	(24,768)	(16,181)	(47,081)
Prepaid expenses	(15,064)	1,860	(6,402)
Other current assets	4,157	(15,982)	(407)
Accounts payable	(29,796)	39,500	17,321
Certain other assets and liabilities	71,730	40,559	(31,163)

Net cash provided by operating activities	250,424	102,714	221,610
Cash flow from investing activities:
Proceeds from sale of discontinued operations	—	29,350	—
Payments for acquisitions, net of cash acquired	(62,156)	(27,701)	(62,224)
Proceeds from maturities of investments	81,735	40,178	12,418
Payments for purchases of investments	(126,887)	(61,007)	(40,157)
Proceeds from sale of fixed assets	6,442	—	—
Capital expenditures	(44,277)	(48,454)	(50,200)
Increase in certain other assets	(36,937)	(38,628)	(33,111)

Net cash used by investing activities	(182,080)	(106,262)	(173,274)
Cash flow from financing activities:
Dividends paid	(57,408)	(57,770)	(53,240)
Notes payable borrowings	1,680,475	1,184,746	917,632
Notes payable repayments	(1,510,070)	(970,205)	(837,944)
Distribution of affiliates’ earnings to minority interest holder	(718)	(805)	(540)
Issuance of common shares	11,716	9,462	8,418
Repurchase of common shares	(148,057)	(138,208)	(71,897)

Net cash (used) provided by financing activities	(24,062)	27,220	(37,571)

Effect of exchange rate changes on cash	1,632	183	3,329
Increase in cash and cash equivalents	45,914	23,855	14,094
Cash and cash equivalents at the beginning of the year	207,900	184,045	169,951

Cash and cash equivalents at the end of the year	$253,814	$207,900	$184,045

Cash paid for:
Income taxes	$43,065	$59,803	$85,893
Interest	33,235	16,274	10,430
Significant noncash items:
Issuance of treasury shares for NCI acquisition	$—	$—	$4,567
Issuance of treasury shares for Colombia acquisition	3,408	—	—
Issuance of treasury shares for DIMS acquisition	941	—	—
See accompanying Notes to Consolidated Financial Statements.

DIEBOLD ANNUAL REPORT 2006	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and as noted)
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
Basis of Presentation The company changed its method of accounting for rotable spares used in its service business in 2006. The previous accounting method incorrectly classified rotable spares as long-lived assets and depreciated the parts over their estimated useful life. The company’s new method of accounting is to classify rotable spares within inventories and to expense the cost of the parts in the period that they are used. In addition, rotable spares expenditures, which were previously included as part of Cash flows from investing activities, are now included within Cash flows from operating activities on the Consolidated Statements of Cash Flows. The impact of this correction is not material to income from operations, net income or earnings per share, and as such the company has presented this correction as an immaterial revision of its financial statements consistent with the discussion of such matters within Staff Accounting Bulletin No. 108. As a result of applying this correction, net rotable spares of $53,697 and $56,244 are now classified within inventories at December 31, 2006 and 2005, respectively. Rotable spares expenditures of $14,749, $14,151 and $11,038 are now included within Cash flows from operating activities for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, the related deferred income tax assets and deferred income tax liabilities were reduced by $2,356 and $3,531 at December 31, 2006 and 2005, respectively.
Reclassifications The company has reclassified the presentation of certain prior-year information to conform to the current presentation, including the above change in rotable spares.
Statements of Cash Flows For the purpose of the Consolidated Statements of Cash Flows, the company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.
International Operations The financial statements of the company’s international operations are measured using local currencies as their functional currencies, with the exception of Venezuela, Argentina, Barbados and Ecuador, which are measured using the U.S. dollar as their functional currency. The company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year-end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders’ equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States approximated 46.4 percent of net sales in 2006, 42.0 percent of net sales in 2005 and 39.7 percent of net sales in 2004.
Financial Instruments The carrying amount of financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair value as of December 31, 2006 and 2005 because of the relatively short maturity of these instruments.
Revenue Recognition The company’s revenue recognition policy is consistent with the requirements of Statement of Position (SOP) 97-2, Software Revenue Recognition and Staff Accounting Bulletin 104 (SAB 104). In general, the company records revenue when it is realized, or realizable and earned. The company considers revenue to be realized or realizable and earned when the following revenue recognition requirements are met: persuasive evidence of an arrangement exists, which is a customer contract; the products or services have been provided to the customer; the sales price is fixed or determinable within the contract; and collectibility is probable. The sales of the company’s products do not require production, modification or customization of the hardware or software after it is shipped.
The company offers the following product groups and related services:
Self-Service Products Self-service products pertain to ATMs. Included within the ATM is software, which operates the ATM. The related software is considered an integral part of the equipment since without it, the equipment cannot function. Revenue is recognized in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition. The company also provides service contracts on ATMs.
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
Election Systems The company, through its wholly owned subsidiaries, Diebold Election Systems, Inc. (DESI) and Amazonia Industria Eletronica S.A. Procomp, offers electronic voting systems. Election systems revenue consists of election equipment, software, training, support, installation and maintenance. The election equipment and software components are included in product revenue. The training, support, installation and maintenance components are included in service revenue. The election systems contracts contain multiple deliverable elements and custom terms and conditions. Revenue on election systems contracts is recognized in accordance with SOP 97-2. The

30	DIEBOLD ANNUAL REPORT 2006

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
Integrated Security Solutions Diebold Integrated Security Solutions provides global sales, service, installation, project management and monitoring of original equipment manufacturer (OEM) electronic security products to financial, government, retail and commercial customers. These solutions provide the company’s customers a single-source solution to their electronic security needs. Revenue is recognized in accordance with SAB 104. Revenue on sales of the products described above is recognized upon shipment, installation or customer acceptance of the product as defined in the customer contract. In contracts that involve multiple-element arrangements, amounts deferred for services are determined based upon vendor specific objective evidence of the fair value of the elements as prescribed in EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.
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
Advertising Costs Advertising costs are expensed as incurred. Total advertising costs charged to expense were $13,525, $12,725 and $12,557 in 2006, 2005 and 2004, respectively.
Share-Based Compensation As of January 1, 2006, the company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payments (SFAS No. 123(R)), which requires companies to recognize in the statement of income the grant-date fair value of stock awards issued to employees and directors. The company adopted SFAS No. 123(R) using the modified prospective transition method. In accordance with the modified prospective transition method, the company’s financial statements for prior periods have not been restated to reflect the impact of SFAS No. 123(R). The company elected the short-cut method for determining the historical pool of windfall tax benefits.
Prior to the adoption of SFAS No. 123(R), the company applied Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations to account for awards of share-based compensation granted to employees.
Earnings per Share Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the company.
Trade Receivables The concentration of credit risk in the company’s trade receivables with respect to financial and government sectors is substantially mitigated by the company’s credit evaluation process and the geographical dispersion of sales transactions from a large number of individual customers. The company maintains allowances for potential credit losses, and such losses have been minimal and within management’s expectations except for a 2005 expense of $15,490 to reserve for an approximate $32,500 election systems trade receivable related primarily to two counties in California. Approximately $18,505 of this election systems trade receivable has been collected in 2006, and no other significant customer-specific reserve was necessary in 2006 for any trade receivables. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses, current trends and changes in the aging of trade receivable balances and specific customer circumstances.
Inventories Domestic inventories, except for election systems, are valued at the lower of cost or market applied on a first-in, first-out (FIFO) basis. International and election systems inventories are valued using the average cost method, which approximates FIFO. At each reporting period, the company identifies and writes down its excess and obsolete inventory to its net realizable value based on forecasted usage, orders and inventory aging. With the development of new products, the company also rationalizes its product offerings and will write down discontinued product to the lower of cost or net realizable value.
Other Assets Included in other assets are net capitalized computer software development costs of $36,924 and $30,841 as of December 31, 2006 and 2005, respectively. Amortization expense on capitalized software was $11,500, $11,417 and $10,039 for 2006, 2005 and 2004, respectively. Other long-term assets also consist of pension assets, finance receivables, tooling, investment in service contracts and customer demonstration equipment. Where applicable,

DIEBOLD ANNUAL REPORT 2006	31

other assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets of three to five years.
Goodwill Goodwill is the cost in excess of the net assets of acquired businesses. These assets are stated at cost and, effective January 1, 2002, are not amortized, but evaluated at least annually for impairment, in accordance with SFAS No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets in that goodwill and other intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their estimated useful lives.
Under SFAS No. 142, the company is required to test all existing goodwill for impairment on a “reporting unit” basis. The reporting units were determined on a geographical basis that combines two or more component-level reporting units with similar economic characteristics within a single reporting unit. A fair-value approach is used to test goodwill for impairment. The company uses the discounted cash flow method for determining the fair value of its reporting units. As required by SFAS No. 142, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination. Implied fair value goodwill is determined as the excess of the fair value of the reporting unit over the assets and liabilities. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The annual impairment tests were performed as of November 30, 2006, 2005 and 2004 and resulted in no impairment charges.
The changes in carrying amount of goodwill for the years ended December 31, 2006 and 2005 are as follows:

	DNA	DI	ES & Other	Total

Balance at January 1, 2005	$80,798	$285,209	$46,618	$412,625
Goodwill of acquired businesses & purchase accounting adjustments	(16,628)	3,843	—	(12,785)
Currency translation adjustment	70	(10,776)	—	(10,706)

Balance at December 31, 2005	$64,240	$278,276	$46,618	$389,134
Goodwill of acquired businesses & purchase accounting adjustments	34,483	10,226	1,816	46,525
Currency translation adjustment	(5)	24,685	—	24,680

Balance at December 31, 2006	$98,718	$313,187	$48,434	$460,339

Taxes on Income In accordance with SFAS No. 109, deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
Deferred Income Deferred income is largely related to service contracts and deferred installation revenue. Service contract revenue may be billed in advance of the service period. Service contract revenue is recognized as it is earned on a straight-line basis over the contract period.
Comprehensive Income (Loss) The company displays comprehensive income (loss) in the Consolidated Statements of Shareholders’ Equity and accumulated other comprehensive loss separately from retained earnings and additional capital in the Consolidated Balance Sheets and Statements of Shareholders’ Equity. Items considered to be other comprehensive income (loss) include adjustments made for foreign currency translation (under SFAS No. 52) and pensions (under SFAS No. 87 and No. 158).
Accumulated other comprehensive loss consists of the following:

	2006	2005	2004

Translation adjustment	$37,333	$(18,835)	$(2,783)
Pensions less accumulated taxes of $(23,073), $(1,572) and $(3,541), respectively	(41,602)	(4,602)	(7,955)

	$(4,269)	$(23,437)	$(10,738)

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

32	DIEBOLD ANNUAL REPORT 2006

$35,905 was recorded on the company’s Consolidated Financial Statements and the 364-day facility agreement balance of $28,973 that funded the securitization was repaid.
The company did not initiate any unilateral right to cause the termination of the securitization, nor did the company have the unilateral ability to cause DCCF to liquidate or change DCCF.
The following schedule represents the activity pertaining to the securitization for the year ended December 31, 2004:

2004
Proceeds:
Securitizations	$—
Payments to DCCF	(37,639)

Net securitization payments*	$(37,639)

Cash received from DCCF*	$10,726

*	Included as part of the change in certain other assets and liabilities within the operating activities section of the Consolidated Statement of Cash Flows.
NOTE 3: INVESTMENT SECURITIES
The marketable debt and equity securities are stated at fair value. The fair value of securities and other investments is estimated on quoted market prices. The company’s long-term investment securities consisted of the cash surrender value of insurance contracts of $57,510 and $54,154 as of December 31, 2006 and 2005, respectively, and other investments of $12,578 and $0 at December 31, 2006 and 2005, respectively. The company’s short-term investments consisted of certificates of deposit of $99,571 and $52,885 at December 31, 2006 and 2005, respectively, and are stated at cost basis, which equaled the fair value of the investments due to their short-term nature.
NOTE 4: INVENTORIES
Major classes of inventories at December 31 are summarized as follows:

	2006	2005

Finished goods	$119,466	$90,484
Service parts	152,066	140,508
Work in process	128,983	126,247
Raw materials	42,289	40,619

	$442,804	$397,858

Service parts includes rotable spares previously classified as property, plant and equipment.
NOTE 5: PROPERTY, PLANT AND EQUIPMENT
The following is a summary of property, plant and equipment, at cost less accumulated depreciation, at December 31:

	2006	2005

Land and land improvements	$6,861	$8,287
Buildings	70,810	74,094
Machinery and equipment	384,876	281,097
Leasehold improvements	16,467	13,910
Construction in progress	10,174	113,009

	$489,188	$490,397
Less accumulated depreciation	(286,653)	(269,675)

	$202,535	$220,722

During the fourth quarter of 2006, the company hired key executive management with considerable experience in information technology (IT) strategic planning, business transformation and global ERP system implementation. In addition, the company made substantial progress related to an evaluation of its ERP implementation plan and global IT organization and completed an evaluation of the software and hardware architecture. As a result of this completed evaluation, the company determined that approximately $22,462 of previously capitalized ERP costs, net of $1,063 accumulated depreciation, were impaired. The impairment charge is primarily a result of previous customizations made to the software and software related costs that have been rendered obsolete due to adjustments in the implementation plan, process improvements, and the decision to implement a newer release of the ERP software. The capitalized costs associated with this ERP system of $82,260 are included within the company’s DNA segment and within machinery and equipment at December 31, 2006. At December 31, 2005, costs of $103,794 associated with ERP software are included within construction in progress.
During 2006, 2005, and 2004, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $40,385, $28,349 and $37,052, respectively.
NOTE 6: FINANCE RECEIVABLES
The components of finance receivables for the net investment in sales-type leases are as follows:

	2006	2005

Total minimum lease receivable	$28,618	$32,649
Estimated unguaranteed residual values	2,142	2,629

	30,760	35,278
Less:
Unearned interest income	(2,163)	(2,435)
Unearned residuals	(414)	(415)

	(2,577)	(2,850)

	$28,183	$32,428

DIEBOLD ANNUAL REPORT 2006	33

Future minimum lease receivables due from customers under sales-type leases as of December 31, 2006 are as follows:

2007	$10,152
2008	8,409
2009	5,258
2010	4,288
2011	511
Thereafter	—

$28,618

NOTE 7: DEBT
The notes payable balances as of December 31 were as follows:

	2006	2005

Notes payable – current:
Revolving foreign currency loans[1]	$7,263	$9,376
Revolving U.S. dollar loans	4,061	25,096

	$11,324	$34,472

	2006	2005

Notes payable – long term:
Revolving euro loans[2]	$120,481	$154,722
Revolving U.S. dollar loans	545,000	300,000

	$665,481	$454,722

[1]	INR 175,978 borrowings and other foreign currency loans translated at the applicable December 31, 2006 spot rate; INR 396,000 borrowings and other foreign currency loans translated at the applicable December 31, 2005 spot rate.

[2]	€91,280 borrowing translated at the applicable December 31, 2006 spot rate; €130,578 borrowing translated at the applicable December 31, 2005 spot rate.
The company has a credit facility with JP Morgan Chase Bank, N.A. with borrowing limits of $300,000 and €150,000. In 2005, the company amended its credit facility. Under the terms of the facility agreement, the company has the ability to increase the borrowing limits an additional $150,000. This facility expires on April 27, 2010.
In March 2006, the company issued senior notes in an aggregate principal amount of $300,000 with a weighted-average fixed interest rate of 5.50 percent. The maturity dates of the senior notes are staggered, with $75,000, $175,000 and $50,000 becoming due in 2013, 2016 and 2018, respectively. There are various covenants governing the senior notes, less restrictive than those that govern the company’s existing revolving credit facility. Additionally, the company entered into a derivative transaction to hedge interest rate risk on $200,000 of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate by 14 basis points from 5.50 to 5.36 percent. The company used $270,000 of the net proceeds from the senior notes to reduce the outstanding balance under its revolving credit facility, which has a variable interest rate.
The amount of committed loans at December 31, 2006 that remained available was $55,000 and €58,720 ($77,504 translated). In addition to the committed lines of credit, $61,000, 37,000 Brazilian real ($17,325 translated), and 263,000 Indian rupees ($5,942 translated) in uncommitted lines of credit were available as of December 31, 2006.
The average rate on the bank credit lines was 4.81 percent, 3.45 percent and 2.29 percent for the years ended December 31, 2006, 2005 and 2004, respectively. Interest on financing charged to expense for the years ended December 31 was $34,883, $12,874 and $9,000 for 2006, 2005 and 2004, respectively.
The company’s financing agreements contain various restrictive covenants, including net debt to capitalization and interest coverage ratios. As of December 31, 2006, the company was in compliance with all restrictive covenants.
NOTE 8: OTHER LONG-TERM LIABILITIES
Included in other long-term liabilities are bonds payable and a financing agreement. Bonds payable at December 31 consisted of the following:

	2006	2005

Industrial Development Revenue Bond due January 1, 2017	$4,400	$5,800
Industrial Development Revenue Bond due June 1, 2017	7,500	7,500

Long-term bonds payable	$11,900	$13,300

In 1997, industrial development revenue bonds were issued on behalf of the company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The average rate on the bonds was 3.55 percent, 2.56 percent and 1.37 percent for the years ended December 31, 2006, 2005 and 2004, respectively. Interest on the industrial development revenue bonds charged to expense for the years ended December 31 was $432, $324 and $176 for 2006, 2005 and 2004, respectively. As of December 31, 2006, the company was in compliance with the covenants of its loan agreements and believes the covenants will not restrict its future operations.
A financing agreement was entered into in July 2002 with Fleet Business Credit, LLC in order to finance the purchase of an enterprise resource planning system. The financing agreement was for $24,862, payable in quarterly installments of $1,225, which includes interest at 5.75 percent and service fees through May 2007. The outstanding balance of the financing agreement was $2,409 and $7,023 as of December 31, 2006 and 2005, respectively. Interest paid related to the financing agreement was $284, $541 and $784 in 2006, 2005 and 2004, respectively.
NOTE 9: SHAREHOLDERS’ EQUITY
Dividends On the basis of amounts declared and paid, the annualized quarterly dividends per share were $0.86, $0.82 and $0.74 in 2006, 2005 and 2004, respectively.

34	DIEBOLD ANNUAL REPORT 2006

Employee Share-Based Compensation Stock options, restricted stock units (RSUs), restricted shares and performance shares have been issued to officers and other management employees under the company’s 1991 Equity and Performance Incentive Plan, as amended and restated (1991 Plan). The stock options generally vest over a four- or five-year period and have a maturity of ten years from the issuance date. Option exercise prices equal the fair market value of the common stock on the date of grant. RSUs provide for the issuance of a share of the company’s common stock at no cost to the holder and generally vest after three to seven years with no partial vesting. During the vesting period, employees are paid the cash equivalent of dividends on RSUs. Unvested RSUs are forfeited upon termination unless the Board of Directors determines otherwise. Restricted share grants are subject to forfeiture under certain conditions and have a three-year vesting period. Performance shares are granted based on certain management objectives, as determined by the Board of Directors each year. Each performance share earned entitles the holder to one common share. The performance share objectives are generally calculated over a three-year period and no shares are granted unless certain threshold management objectives are met. To cover the exercise and/or vesting of its share-based payments, the company generally issues new shares from its authorized, unissued share pool. The number of common shares that may be issued pursuant to the 1991 Plan was 4,191 of which 1,158 shares were available for issuance at December 31, 2006.
Effective January 1, 2006, the company adopted SFAS No. 123(R), which requires the company to recognize costs resulting from all share-based payment transactions in the financial statements, including stock options, RSUs, restricted shares and performance shares, based on the fair market value of the award as of the grant date. SFAS No. 123(R) supersedes SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and APB 25. The company has adopted SFAS No. 123(R) using the modified prospective application method of adoption, which requires the company to record compensation cost related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining requisite periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS No. 123(R) and recognized on a straight-line basis over the requisite periods of each award. The company estimated forfeiture rates for the year ended December 31, 2006 based on its historical experience.
As a result of adopting SFAS No. 123(R), the company’s net income was lower for year ended December 31, 2006 by $5,707 (net of $2,505 tax benefit), than if the company had continued to account for share-based compensation under APB 25. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was $0.09 per share. The impact on cash flow from financing activities for the year ended December 31, 2006 was not material in relation to the company’s financial statements.
Prior to 2006, the company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require that compensation cost be recognized for the company’s stock options provided the option exercise price was not below the common stock fair market value on the date of grant. Under APB 25, the company was required to record expense over the vesting period for the value of RSUs, restricted shares and performance shares granted. Prior to 2006, the company provided pro forma disclosure amounts in accordance with SFAS No. 148, Accounting for Stock-Based Compensation –Transition and Disclosure, as if the fair value method defined by SFAS No. 123 was applied to its share-based compensation.
The estimated fair value of the options granted during 2006 and prior years was calculated using a Black-Scholes option pricing model. The following summarizes the assumptions used in the Black-Scholes model for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Expected life (in years)	3–6	4–6	4–6
Weighted-average volatility	33%	30%	38%
Risk-free interest rate	4.55–5.11%	3.54–4.46%	2.63–3.68%
Expected dividend yield	1.58–1.63%	1.59–1.63%	1.50–1.73%

The Black-Scholes model incorporates assumptions to value share-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on historical volatility of the price of the company’s common stock. The company generally uses the midpoint of the life of the grant to estimate option exercise timing within the valuation model. This methodology is not materially different from the company’s historical data on exercise timing. Separate groups of employees that have similar historical exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation and attribution purposes.
Pro forma net income as if the fair value based method had been applied to all awards is as follows:

	2005	2004

Net income as reported	$96,746	$183,797
Add: Share-based compensation programs recorded as expense, net of tax	(1,466)	6,869
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of tax	$4,561	$11,513
Pro forma net income*	$90,719	$179,153
Earnings per share:
Basic – as reported	$1.37	$2.55
Basic – pro forma	$1.29	$2.49
Diluted – as reported	$1.36	$2.53
Diluted – pro forma	$1.28	$2.47

*	Prior to January 1, 2006, any remaining unrecognized compensation cost was accelerated immediately upon the grantee’s retirement. SFAS No. 123(R) requires that compensation cost be recognized over the shorter of the requisite service period or retirement eligible date for share-based awards granted subsequent to December 31, 2005. In 2006, the company recognized compensation cost of $2,164 on share-based awards granted prior to January 1, 2006 that would not have been recognized had the retirement eligible requirements of SFAS 123(R) been applied to those awards.

DIEBOLD ANNUAL REPORT 2006	35

As of December 31, 2006, unrecognized compensation cost of $7,406 for stock options, $5,711 for RSUs, $100 for restricted shares and $4,938 for performance shares is expected to be recognized over a weighted-average period of approximately 1.8, 2.9, 1.1 and 1.1 years, respectively.
Share-based compensation was recognized as a component of selling, general and administrative expenses. The accrual for performance share grants was reduced in 2005 based on the unfavorable financial performance of the company. The following table summarizes the components of the company’s share-based compensation programs recorded as expense:

	2006	2005	2004

Stock Options:
Pre-tax compensation expense	$7,123	$—	$—
Tax benefit	(2,173)	—	—

Stock option expense, net of tax	4,950	—	—

RSUs:
Pre-tax compensation expense	$4,440	$2,497	$1,075
Tax benefit	(1,354)	(999)	(339)

RSU expense, net of tax	3,086	1,498	736

Restricted Shares:
Pre-tax compensation expense	$188	$199	$396
Tax benefit	(57)	(79)	(125)

Restricted share expense, net of tax	131	120	271

Performance Shares:
Pre-tax compensation expense	$3,680	$(5,140)	$8,557
Tax (benefit) expense	(1,122)	2,056	(2,695)

Performance share expense, net of tax	2,558	(3,084)	5,862

Total Share-Based Compensation
Pre-tax compensation expense	$15,431	$(2,444)	$10,028
Tax benefit	(4,706)	978	(3,159)

Total share-based compensation, net of tax	$10,725	$(1,466)	$6,869

Options outstanding and exercisable under the 1991 Plan as of December 31, 2006 and changes during the year then ended were as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Shares	Price	(in years)	Value(1)

Outstanding at January 1, 2006	3,112	$40.20
Options granted	290	40.16
Options exercised	(336)	33.10
Options expired or forfeited	(121)	47.56

Outstanding at December 31, 2006	2,945	$40.70	6	$22,642

Options exercisable at December 31, 2006	2,016	$39.64	5	$17,421

(1)	The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the company’s closing stock price on the last trading day of the year in 2006 and the exercise price, multiplied by the number of “in-the-money” options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. The amount of aggregate intrinsic value will change based on the fair market value of the company’s common stock.
The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $3,424, $5,207 and $6,685, respectively. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2006, 2005 and 2004 was $13.15, $12.80 and $15.82, respectively. Total fair value of stock options vested for the years ended December 31, 2006, 2005 and 2004 was $24,754, $22,870 and $15,736, respectively. Exercise of options during the year ended December 31, 2006 and 2005 resulted in cash receipts of $10,615 and $9,523, respectively. The tax benefit during the year ended December 31, 2006 related to the exercise of employee stock options was not material in relation to the company’s financial statements.
The following tables summarize information on unvested RSUs and performance shares outstanding:

	Number of	Weighted-Average
Restricted Stock Units (RSUs):	Shares	Grant-Date Fair Value

Unvested at January 1, 2006	130	$53.94
Forfeited	(6)	$48.08
Vested	(7)	$51.49
Granted	191	$39.45

Unvested at December 31, 2006	308	$45.12

36	DIEBOLD ANNUAL REPORT 2006

	Number of	Weighted-Average
Performance Shares:	Shares	Grant-Date Fair Value

Unvested at January 1, 2006	363	$53.33
Forfeited	—	—
Vested	(6)	$36.55
Granted	199	$39.46

Unvested at December 31, 2006	556	$48.55

Unvested performance shares are based on a maximum potential payout. Actual shares granted at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance share objectives.
The company had 5 unvested restricted shares as of December 31, 2006 with a weighted-average grant-date fair value of $55.20, and 10 unvested restricted shares as of December 31, 2005 with a weighted-average grant-date fair value of $54.10.
Non-Employee Share-Based Compensation In connection with the acquisition of Diebold Colombia, S.A. in December 2006, the company issued 7 restricted shares with a grant-date fair value of $46. These restricted shares vest in five years. The company also issued 35 warrants with an exercise price of $46 and grant-date fair value of $14.66. The grant-date fair value of the warrants was valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.45%, dividend yield of 1.63%, expected volatility of 30%, and contractual life of six years. The warrants vest 20% per year for five years and will expire in December 2016.
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

	2006	2005	2004

Numerator:
Income used in basic and diluted earnings per share:
Income from continuing operations	$86,547	$82,904	$181,809
Income from discontinued operations	—	13,842	1,988

Net income	$86,547	$96,746	$183,797
Denominator:
Weighted-average number of common shares used in basic earnings per share	66,669	70,577	72,000
Effect of dilutive fixed stock options and RSUs	216	389	534

Weighted-average number of common shares and dilutive potential common shares used in diluted earnings per share	66,885	70,966	72,534

Basic earnings per share
Income from continuing operations	$1.30	$1.17	$2.52
Income from discontinued operations	—	0.20	0.03

Net income	$1.30	$1.37	$2.55

Diluted earnings per share
Income from continuing operations	$1.29	$1.17	$2.50
Income from discontinued operations	—	0.19	0.03

Net income	$1.29	$1.36	$2.53

Anti-dilutive shares not used in calculating diluted weighted-average shares	976	977	375

DIEBOLD ANNUAL REPORT 2006	37

NOTE 11: BENEFIT PLANS
Qualified Pension Benefits The company has several pension plans covering substantially all United States employees. Plans covering salaried employees provide pension benefits based on the employee’s compensation during the 10 years before retirement. The company’s funding policy for salaried plans is to contribute annually if required at an actuarially determined rate. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The company’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the company’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant. In addition to these plans, union employees in one of the company’s U.S. manufacturing facilities participate in the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers-Communications Workers of America (IUE-CWA) multi-employer pension fund. Pension expense related to the multi-employer pension plan was $431, $434 and $489 for 2006, 2005 and 2004, respectively.
Supplemental Executive Retirement Benefits The company has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation, as defined.
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
The following table sets forth the change in benefit obligation, change in plan assets, funded status, Consolidated Balance Sheet presentation and relevant assumptions for the company’s defined benefit pension plans and other benefits at December 31:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year	$408,699	$370,641	$23,194	$21,991
Service cost	11,179	12,374	8	3
Interest cost	23,045	22,266	1,294	1,255
Amendments	1,627	—	924	—
Actuarial loss (gain)	(1,278)	11,712	1,310	2,077
Benefits paid	(16,594)	(13,590)	(3,261)	(3,514)
Special termination benefits	—	6,730	(74)	1,382
Curtailments	—	(1,262)	—	—
Settlements	—	(49)	—	—
Other	113	(123)	—	—

Benefit obligation at end of year	$426,791	$408,699	$23,395	$23,194
Change in plan assets
Fair value of plan assets at beginning of year	$366,143	$318,524	$—	$—
Actual return on plan assets	32,849	43,148	—	—
Employer contribution	15,368	18,060	3,261	3,514
Benefits paid	(16,594)	(13,589)	(3,261)	(3,514)

Fair value of plan assets at end of year	$397,766	$366,143	$—	$—
Funded status
Funded status	$(29,025)	$(42,556)	$(23,395)	$(23,194)
Unrecognized net actuarial loss (gain)	56,406	64,101	(4,164)	9,120
Unrecognized prior service cost (benefit)	2,795	1,931	9,638	(5,620)

Prepaid (accrued) pension cost	$30,176	$23,476	$(17,921)	$(19,694)
Amounts recognized in Balance Sheets
Prepaid benefit cost	$14,369	$56,731	$—	$—
Accrued benefit cost	(43,394)	(39,428)	(23,395)	(19,694)
Intangible asset	—	—	—	—
Accumulated other comprehensive income	59,201	6,173	5,474	—

Net amount recognized	$30,176	$23,476	$(17,921)	$(19,694)

38	DIEBOLD ANNUAL REPORT 2006

		Pension Benefits			Other Benefits
	2006	2005*	2004	2006	2005	2004

Components of net periodic benefit cost
Service cost	$11,179	$12,374	$11,906	$8	$3	$39
Interest cost	23,045	22,266	21,201	1,294	1,255	1,434
Expected return on plan assets	(30,995)	(28,956)	(29,085)	—	—	—
Amortization of prior service cost	765	1,119	1,213	(532)	(613)	(478)
Amortization of initial transition asset	—	(658)	(1,495)	—	—	—
Recognized net actuarial loss (gain)	4,552	2,331	924	792	528	473
Special termination benefits	—	6,060	—	(74)	—	—
Curtailment loss	—	1,094	—	—	—	—
Settlement (gain) loss	—	(165)	—	—	—	—

Net periodic pension benefit cost	$8,546	$15,465	$4,664	$1,488	$1,173	$1,468

*	Includes one-time charges of $3,800 resulting from the VERP and $3,300 for separation costs of former executives.
Information for pension plans with an accumulated benefit obligation in excess of plan assets.

December 31	2006	2005

Projected benefit obligation	$61,664	$58,987
Accumulated benefit obligation	59,053	57,075
Fair value of plan assets	18,269	18,122

Minimum liabilities have been recorded in 2005 and 2004 for the plans whose total accumulated benefit obligation exceeded the fair value of the plan’s assets. The accumulated benefit obligation for all defined benefit pension plans was $387,296 and $371,920 at December 31, 2006 and 2005, respectively. The decrease in minimum liability included in other comprehensive income, net of taxes, was ($3,354) and $0 for the pension benefits and other benefits at December 31, 2005, respectively.
At the end of 2006, the company adopted SFAS No. 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, which changes the accounting requirements for defined benefit pension and other postretirement plans. This new statement requires that the company recognize the funded status of each of its plans in the Consolidated Balance Sheet. The impact of SFAS No. 158 is summarized below:

	Before		After
	SFAS		SFAS
Pension Benefits	No. 158	Change	No. 158

Assets	$67,061	$(52,692)	$14,369
Liabilities	45,177	(1,783)	43,394
Accumulated Other Comprehensive Income	(8,292)	(50,909)	(59,201)

Other Benefits
Assets	—	—	—
Liabilities	17,921	5,474	23,395
Accumulated Other Comprehensive Income	—	(5,474)	(5,474)

Additional Information
Weighted-average assumptions used to determine benefit obligations at December 31

	Pension Benefits		Other Benefits
	2006	2005	2006	2005

Discount rate	6.125%	5.750%	6.125%	5.750%
Rate of compensation increase	3.000%	3.000%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31

	Pension Benefits		Other Benefits
	2006	2005	2006	2005

Discount rate	5.750%	6.125%	5.750%	6.125%
Expected long-term return on plan assets	8.750%	8.500%
Rate of compensation increase	3.000%	3.000%

The healthcare trend rates are reviewed with the actuaries based upon the results of their review of claims experience. The expected long-term rate of return on plan assets is determined using the plans’ current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated or better), fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The rate of compensation increase assumptions reflects the com- pany’s long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. The market-related value of plan assets is calculated under an adjusted market-value method. The value is determined by adjusting the fair

DIEBOLD ANNUAL REPORT 2006	39

value of assets to reflect the investment gains and losses (i.e., the difference between the actual investment return and the expected investment return on the market-related value of assets) during each of the last five years at the rate of 20 percent per year.
Assumed healthcare cost trend rates at

December 31	2006	2005

Healthcare cost trend rate assumed for next year	8.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that rate reaches ultimate trend rate	2014	2012

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost	$87	$(78)
Effect on postretirement benefit obligation	1,506	(1,350)

Plan Assets The company’s pension weighted-average asset allocations at December 31, 2006 and 2005, and target allocation for 2007, by asset category are as follows:

		Percentage of
		Pension Plan
	Target	Assets at
	Allocation	December 31

	2007	2006	2005

Asset Category
Equity securities	70%	69%	70%
Debt securities	30%	31%	30%

Total	100%	100%	100%

Amortization amounts expected to be recognized during 2007

	Pension	Other
	Benefits	Benefits

Amount of net transition obligation/(asset)	$—	$—
Amount of net prior service cost/(credit)	$671	$(517)
Amount of net loss/(gain)	$4,007	$731

Cash Flows
Contributions – The company contributed $15,368 to its pension plans, including contributions to the nonqualified plan, and $3,261 to its other postretirement benefit plan in 2006. Also, the company expects to contribute $14,778 to its pension plans, including the nonqualified plan, and $2,441 to its other postretirement benefit plan in 2007.
Benefit Payments

	Pension	Other
	Benefits	Benefits

2007	$17,318	$2,441
2008	18,257	2,430
2009	19,356	2,206
2010	20,665	2,145
2011	22,146	2,141
2012–2016	137,613	9,903

Retirement Savings Plan The company offers an employee 401(k) Savings Plan (Savings Plan) to encourage eligible employees to save on a regular basis by payroll deductions, and to provide them with an opportunity to become shareholders of the company. Effective July 1, 2003, a new enhanced benefit to the Savings Plan became effective. All new salaried employees hired on or after July 1, 2003 are provided with an employer basic matching contribution in the amount of 100 percent of the first three percent of eligible pay and 60 percent of the next three percent of eligible pay. This new enhanced benefit is in lieu of participation in the pension plan for salaried employees. For employees hired prior to July 1, 2003, the company matched 60 percent of participating employees’ first three percent of contributions and 40 percent of participating employees’ next three percent of contributions. Total company match was $10,099, $9,214 and $7,714 in 2006, 2005 and 2004, respectively.
Deferred Compensation Plans The company has deferred compensation plans that enable certain employees to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees at the participants’ discretion.
NOTE 12: LEASES
The company’s future minimum lease payments due under operating leases for real and personal property in effect at December 31, 2006 are as follows:

		Real
	Total	Estate	Equipment

2007	$75,221	$28,956	$46,265
2008	59,443	23,385	36,058
2009	45,219	20,884	24,335
2010	28,324	17,952	10,372
2011	17,518	13,742	3,776
Thereafter	17,284	16,281	1,003

	$243,009	$121,200	$121,809

Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Rental expense under all lease agreements amounted to approximately $83,397, $59,210 and $52,064 for 2006, 2005 and 2004, respectively.

40	DIEBOLD ANNUAL REPORT 2006

NOTE 13: INCOME TAXES
The components of income from continuing operations before income taxes were as follows:

	2006	2005	2004

Domestic	$28,962	$84,271	$192,336
Foreign	95,487	53,980	73,113

	$124,449	$138,251	$265,449

Income tax expense (benefit) from continuing operations is comprised of the following components:

	2006	2005	2004

Current:
U.S. Federal	$13,480	$16,315	$27,277
Foreign	33,899	24,774	18,360
State and local	4,939	3,913	8,679

	$52,318	$45,002	$54,316
Deferred:
U.S. Federal	$(5,918)	$9,540	$17,710
Foreign	(4,925)	2,275	9,467
State and local	(3,573)	(1,470)	2,147

	$(14,416)	$10,345	$29,324

Total income tax expense	$37,902	$55,347	$83,640

In addition to the income tax expenses listed above for 2006, 2005 and 2004, income tax impacts allocated directly to shareholders’ equity for the same periods were $22,690, ($222) and $2,721, respectively.
A reconciliation of the U.S. statutory tax rate and the effective tax rate for continuing operations is as follows:

	2006	2005	2004

Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	0.7	1.2	1.7
Foreign income taxes	(3.6)	5.9	0.8
Accrual adjustments	0.2	2.9	(4.5)
U.S. taxed foreign income	1.1	0.1	(0.2)
Capital losses	(3.6)	—	—
Other	0.7	(5.1)	(1.3)

Effective tax rate	30.5%	40.0%	31.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s deferred tax assets and liabilities are as follows:

	2006	2005

Deferred Tax Assets:
Postretirement benefits	$8,816	$7,528
Accrued expenses	37,282	33,118
Warranty accrual	1,397	2,448
Deferred compensation	9,795	10,907
Bad debts	6,542	6,638
Inventory	7,857	4,630
Deferred revenue	2,002	63
Net operating loss carryforwards	61,164	49,709
State deferred taxes	6,466	2,509
Other	14,430	9,144

	155,751	126,694
Valuation allowance	(45,948)	(35,541)

Net deferred tax assets	$109,803	$91,153

Deferred Tax Liabilities:
Pension	$(7,793)	$9,975
Property, plant and equipment	8,888	13,856
Goodwill	43,070	36,445
Finance receivables	6,315	6,535
Software capitalized	2,323	2,648
Partnership income	7,947	6,953
Other	4,928	6,561

Net deferred tax liabilities	65,678	82,973

Net deferred tax asset	$44,125	$8,180

At December 31, 2006, the company’s domestic and international subsidiaries had deferred tax assets relating to net operating loss (NOL) carryforwards of $61,164. Of these NOL carryforwards, $21,960 expires at various times between 2007 and 2025. The remaining NOL carryforwards of approximately $39,204 do not expire. The company has a valuation allowance to reflect the estimated amount of deferred tax assets that, more likely than not, will not be realized. The valuation allowance relates primarily to certain international NOLs.
The net change in the total valuation allowance for the years ended December 31, 2006 and 2005 was an increase of $10,407 and $26,990, respectively. The increase in 2005 included a $3,162 increase to the beginning of the year valuation allowance established for EMEA NOL carryforwards. The increase was necessary due to circumstances that caused a change in judgment about the company’s ability to utilize the NOL carryforwards in future years.
A determination of the unrecognized deferred tax liability on undistributed earnings of non-U.S. subsidiaries and investments in foreign unconsolidated affiliates is not practicable. However, no liability for U.S. income taxes on such undistributed earnings has been provided because it is the company’s policy to reinvest these earnings indefinitely in operations outside the United States.

DIEBOLD ANNUAL REPORT 2006	41

NOTE 14: COMMITMENTS AND CONTINGENCIES
At December 31, 2006, the company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the company’s financial position or results of operations. In management’s opinion, the financial statements would not be materially affected by the outcome of any present legal proceedings, commitments or asserted claims.
In addition to the routine legal proceedings noted above, the company has been served with various lawsuits, filed against it and certain current and former officers and directors, by shareholders and participants in the company’s 401(k) savings plan, alleging violations of the federal securities laws and breaches of fiduciary duties with respect to the 401(k) plan. These complaints seek compensatory damages in an unspecific amount, fees and expenses related to such lawsuit and the granting of extraordinary equitable and/or injunctive relief. All of these cases have been consolidated into their respective plaintiffs groups, and lead plaintiffs and lead plaintiffs’ counsel have been appointed as to each group. The company and the individual defendants deny the allegations made against them, regard them as without merit, and intend to defend themselves vigorously. Management is unable to determine the financial statement impact, if any, of these legal proceedings as of December 31, 2006.
The company was informed during the first quarter of 2006 that the staff of the SEC had begun an informal inquiry relating to the company’s revenue recognition policy. The SEC indicated in its letter to the company that the inquiry should not be construed as an indication by the SEC that there has been any violation of the federal securities laws. In the second quarter of 2006, the company was informed that the SEC’s inquiry had been converted to a formal, non-public investigation. The company is continuing to cooperate with the SEC in connection with the investigation. The company cannot predict the length, scope or results of the investigation, or the impact, if any, on its results of operations.
NOTE 15: GUARANTEES AND PRODUCT WARRANTIES
The company has applied the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, to its agreements that contain guarantees or indemnification clauses. These disclosure requirements expand those required by SFAS No. 5, Accounting for Contingencies, by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in effect as of December 31, 2006 in which the company is the guarantor.
In connection with the construction of certain manufacturing facilities, the company guaranteed repayment of principal and interest on variable rate industrial development revenue bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Any default, as defined in the agreements, would obligate the company for the full amount of the outstanding bonds through maturity. At December 31, 2006, the carrying value of the liability was $11,900. The company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If the company is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. At December 31, 2006, the maximum future payment obligations relative to these various guarantees totaled $43,669, of which $21,163 represented standby letters of credit to insurance providers, and no associated liability was recorded. At December 31, 2005, the maximum future payment obligations relative to these various guarantees totaled $47,344, of which $16,786 represented standby letters of credit to insurance providers, and no associate liability was recorded.
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

	2006	2005

Balance at January 1	$21,399	$14,410
Current period accruals	23,111	22,751
Current period settlements	(23,013)	(15,762)

Balance at December 31	$21,497	$21,399

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

42	DIEBOLD ANNUAL REPORT 2006

Segment Information by Channel

	DNA	DI	ES & Other	Total

2006
Customer revenues	$1,503,822	$1,170,603	$231,807	$2,906,232
Operating profit	114,424	21,093	40,144	175,661
Capital expenditures	25,442	16,239	2,596	44,277
Depreciation	24,312	14,667	1,406	40,385
Property, plant and equipment	334,650	148,354	6,184	489,188
2005
Customer revenues	$1,422,170	$1,010,503	$154,376	$2,587,049
Operating profit (loss)	130,743	37,516	(6,990)	161,269
Capital expenditures	37,531	9,860	1,063	48,454
Depreciation	23,359	3,870	1,120	28,349
Property, plant and equipment	363,553	121,591	5,253	490,397
2004
Customer revenues	$1,399,823	$867,253	$90,032	$2,357,108
Operating profit (loss)	220,318	60,875	(7,713)	273,480
Capital expenditures	36,997	12,851	352	50,200
Depreciation	22,508	13,636	908	37,052
Property, plant and equipment	387,165	111,531	4,044	502,740

Revenue Summary
by Geographic Area

	2006	2005	2004

The Americas	$2,158,068	$1,945,326	$1,791,685
Asia Pacific	289,840	267,498	232,862
Europe, Middle East and Africa	458,324	374,225	332,561

Total revenue	$2,906,232	$2,587,049	$2,357,108

Total Revenue
Domestic vs. International
Domestic	$1,557,179	$1,499,445	$1,421,339
Percentage of total revenue	53.6%	58.0%	60.3%
International	1,349,053	1,087,604	935,769
Percentage of total revenue	46.4%	42.0%	39.7%

Total revenue	$2,906,232	$2,587,049	$2,357,108

Revenue Summary by Product and Service Solutions
Financial self-service:
Products	$957,698	$879,195	$814,236
Services	941,527	891,865	882,969

Total financial self-service	1,899,225	1,771,060	1,697,205
Security:
Products	328,291	276,509	276,739
Services	446,909	385,104	293,132

Total security	775,200	661,613	569,871

Total financial self-service and security	2,674,425	2,432,673	2,267,076
Election systems/lottery	231,807	154,376	90,032

Total revenue	$2,906,232	$2,587,049	$2,357,108

The company had no customers that accounted for more than 10 percent of total net sales in 2006, 2005 and 2004.
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
In December 2006, the company made payments to acquire Brixlogic, Inc. (Brixlogic) based in San Mateo, California for approximately $6,675. Brixlogic is a software development firm previously used by the company for various software development projects. The acquisition is effective January 1, 2007 and, accordingly, no goodwill, other intangible assets or results of operations are included in the company’s consolidated financial statements at December 31, 2006. Brixlogic is included as part of the company’s DNA segment.
In December 2006, the company acquired the remaining 45 percent interest of Diebold Colombia, S.A. (Colombia) held by J.J.F. Panama, Inc. and C.R. Panama, Inc. The acquisition was effected in a combination of 56 percent stock and 44 percent cash for a total purchase price of $6,800. Preliminary estimate of goodwill and other intangibles net of amortization amounted to approximately $6,800. As a result of this acquisition, this organization became a wholly owned subsidiary of the company and is included as part of the company’s DI segment.

DIEBOLD ANNUAL REPORT 2006	43

In August 2006, the company acquired Bitelco Telecommunications, Ltd. and Bitelco Services, Ltd. (Bitelco) based in Santiago, Chile for approximately $9,553. Bitelco is a leading security company specializing in product integration, installation, project management and service. Bitelco provides electronic security, fire detection and suppression, and telecommunications security solutions for the financial, commercial, government and retail markets. Preliminary estimate of goodwill and other intangibles net of amortization amounted to approximately $5,885 at December 31, 2006. Bitelco is included as part of the company’s DI segment.
In July 2006, the company acquired 100% of the capital stock of Firstline, Inc. (Firstline) for $14,058. Firstline, located in Gold River, California, is a first and second line ATM maintenance service provider operating throughout the west coast of the U.S. and also provides limited cash handling services. Goodwill and other intangibles net of amortization resulting from the acquisition amounted to approximately $4,859 and $7,407, respectively, at December 31, 2006. Firstline is included as part of the company’s DNA segment.
In June 2006, the company acquired Actcom, Incorporated (Actcom), a privately held company based in Virginia Beach, Virginia, for approximately $11,300. Actcom is a leader in identification and enterprise security. Actcom’s primary customers include U.S. federal government agencies, such as the Department of Defense, as well as state and municipal government agencies. Goodwill and other intangibles net of amortization resulting from the acquisition amounted to approximately $8,848 and $0, respectively, at December 31, 2006. Actcom is included as part of the company’s DNA segment.
In May 2006, the company acquired ERAS Joint Venture, LLP (ERAS) for $14,000. ERAS is a processing and imaging provider of out-sourced serviced and installed systems based in Miami, Florida. Goodwill and other intangibles net of amortization resulting from the acquisition amounted to approximately $7,921 and $4,448, respectively, at December 31, 2006. ERAS is included as part of the company’s DNA segment.
In February 2006, the company purchased the membership interests of Genpass Service Solutions, LLC (GSS) for approximately $11,931. GSS is an independent, third-party ATM maintenance and service provider for approximately 6,000 ATMs in 34 states within the U.S. and has been integrated within the company’s DNA service organization. Goodwill and other intangibles net of amortization resulting from the acquisition amounted to approximately $7,287 and $185, respectively, at December 31, 2006.
The company is party to a joint venture partnership with Shanghai Xinsheng Aviation Industry Investment Co., Ltd. In September 2005, an additional seven percent of ownership was purchased for approximately $9,500. With this purchase, the company increased its ownership interest from 78 to 85 percent in the joint venture.
In May 2005, the company acquired TASC Security (Holdings) Limited and its subsidiaries (TASC). TASC is a global leader in electronic security solutions headquartered in London, England with regional offices in Amsterdam, Netherlands; Tokyo, Japan; San Francisco, USA; Dublin, Ireland; Leeds, England; and Melbourne and Sydney, Australia; along with a network of offices in Europe, the Middle East, Africa and Asia Pacific. TASC was purchased for approximately $26,300, including the payoff of certain debt arrangements, and has been integrated within the company’s security group. Goodwill and other intangibles net of amortization resulting from the acquisition amounted to approximately $13,366 and $9,054, respectively, at December 31, 2006. Goodwill and other intangibles resulting from the acquisition were approximately $17,000 and $8,700, respectively, at December 31, 2005.
NOTE 18: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
SFAS No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, established accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.
Since a substantial portion of the company’s operations and revenue arise outside of the United States, financial results can be significantly affected by changes in foreign exchange rate movements. The company’s financial risk management strategy uses forward contracts to hedge certain foreign currency exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The company’s intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into any speculative positions with regard to derivative instruments. The company’s forward contracts mature within one year.
The company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and variable rates. In 2005, the company entered into two interest rate swap contracts that remained outstanding at December 31, 2006. The interest rate swaps relate to debt held by the company and convert $50,000 notional amount from variable rates to fixed rates. The variable rate for these contracts at December 31, 2006, which is based on three-month LIBOR rate, was 5.36 percent versus fixed rates of 4.59 percent and 4.72 percent. The contracts mature in four and nine years.

44	DIEBOLD ANNUAL REPORT 2006

Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material to the financial statements as of December 31, 2006 and 2005, respectively. Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material to the financial statements for the years ended December 31, 2006 and 2005, respectively.
The company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. The fair value of the company’s forward contracts was not material to the financial statements as of December 31, 2006 and 2005, respectively.
NOTE 19: RESTRUCTURING CHARGES
During 2005, the company initiated a restructuring plan for its manufacturing and service operations, primarily in Western Europe, to remove its excess capacity. The company also initiated a separate restructuring plan for the announced closing of its Danville, Virginia manufacturing operations. Total pre-tax costs to be incurred in the plans were anticipated to be approximately $30,000. During 2005, $39,028 was expensed ($26,300 after tax) with an accrual of approximately $3,397 as of December 31, 2005. The restructuring charges were incurred as follows: $13,371 against product cost of sales; $4,505 against service cost of sales and $21,152 against selling, general and administrative and other costs. The restructuring charges for 2005 were $22,890 in DNA and $16,138 in DI. The charges were comprised primarily of severance and other employee costs associated with staff reductions. Staff reductions resulted in approximately 300 involuntary employee terminations.
During 2006, the company initiated an additional restructuring plan related to realignment of its global research and development efforts. Total pre-tax costs to be incurred related to research and development realignment were anticipated to be approximately $12,400. In addition to this plan, during the second quarter of 2006, the company incurred restructuring charges related to the termination of an IT outsourcing agreement and product development rationalization.
Full year restructuring charges in 2006 were $26,977 ($18,749 after tax). This included charges of $12,474 primarily associated with the consolidation of global R&D facilities and other service consolidations, $7,000 from the termination of the IT outsourcing agreement, $3,017 for realignment of the company’s global manufacturing operations, $3,486 of other restructuring charges related to the company’s relocation of its European headquarters and $1,000 for product development rationalization. The accrual balance as of December 31, 2006 was $7,510. Restructuring charges were incurred as follows: $3,299 related to product cost of sales, $3,959 related to service cost of sales and $19,719 related to operating expenses and other costs. The restructuring charges for 2006 were $19,282 in DI, $7,007 in DNA and $688 related to ES & Other. The restructuring charges were mainly related to severance and other employee costs associated with staff reductions and contract termination fees. Staff reductions resulted in approximately 320 involuntary employee terminations.
NOTE 20: DISCONTINUED OPERATIONS
The assets related to the company’s campus card systems business were considered held-for-sale as of June 30, 2005; therefore, the company has disclosed these operations as discontinued in the consolidated statements of income for all periods presented herein in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In July 2005, the company sold the card system business for $38,050, which consisted of $29,350 in cash and a promissory note of $8,700. The resulting gain on the sale was $20,290 million ($12,933 net of tax) in 2005. Furthermore, separate disclosure of the specific assets held-for-sale, both current and non-current, is not presented because the amounts are not material to the consolidated balance sheets. Income from discontinued operations, net of tax, was $909 and $1,988 in 2005 and 2004, respectively.
NOTE 21: SUBSEQUENT EVENTS
On February 14, 2007, the Board of Directors approved an increase in the company’s share repurchase program by authorizing the repurchase of up to an additional two million shares of the Company’s outstanding common stock.
NOTE 22: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
See “Comparison of Selected Quarterly Financial Data (Unaudited)” on page 50 of this Annual Report.

DIEBOLD ANNUAL REPORT 2006	45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Diebold, Incorporated:
We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 9 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, effective January 1, 2006. In addition, as discussed in Note 11 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Diebold, Incorporated’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Cleveland, Ohio
March 1, 2007

46	DIEBOLD ANNUAL REPORT 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Diebold, Incorporated:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Item 9A(b) of Form 10-K), that Diebold, Incorporated (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated March 1, 2007, expressed an unqualified opinion on those consolidated financial statements.
Cleveland, Ohio
March 1, 2007

DIEBOLD ANNUAL REPORT 2006	47

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, under the supervision and with the participation of the Company’s chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company concluded that its internal control over financial reporting was effective as of December 31, 2006.
KPMG LLP, the Company’s independent registered public accounting firm, has issued an auditors’ report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. This report is included at page 47 of this Annual Report.
OTHER INFORMATION
The Company had included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2006 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company’s public disclosure, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance standards.

48	DIEBOLD ANNUAL REPORT 2006

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
The company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors, composed of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. KPMG LLP and the Vice President of Internal Audit have full and free independent access to the Audit Committee. The role of KPMG LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of KPMG LLP accompanies the Consolidated Financial Statements.
FORWARD-LOOKING STATEMENT DISCLOSURE
In this Annual Report, the use of the words “believes,” “anticipates,” “expects” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company, including statements concerning future operating performance, the company’s share of new and existing markets, the company’s short- and long-term revenue and earnings growth rates and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that affect the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to:
•	competitive pressures, including pricing pressures and technological developments;

•	changes in the company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;

•	changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company’s operations, including Brazil, where a significant portion of the company’s revenue is derived;

•	the timely completion of the company’s new manufacturing operation for financial self-service terminals and related components in the Eastern European region;

•	costs associated with the planned closure of the company’s Cassis production facility, including the timing of related restructuring charges;

•	the completion of the company’s implementation of its ERP system and other IT-related functions;

•	acceptance of the company’s product and technology introductions in the marketplace;

•	unanticipated litigation, claims or assessments;

•	the company’s ability to reduce costs and expenses and improve internal operating efficiencies; including the optimization of the company’s manufacturing capacity;

•	the company’s ability to successfully implement measures to improve pricing;

•	variations in consumer demand for financial self-service technologies, products and services;

•	challenges raised about reliability and security of the company’s election systems products, including the risk that such products will not be certified for use or will be decertified;

•	changes in laws regarding the company’s election systems products and services;

•	potential security violations to the company’s information technology systems; and

•	the company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes.

DIEBOLD ANNUAL REPORT 2006	49

COMPARISON OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share amounts)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Net sales	$623,691	$535,150	$726,396	$618,950	$730,739	$622,333	$825,406	$810,616
Gross profit	144,873	138,868	174,426	157,340	182,092	143,667	209,127	185,607
Income from continuing operations	12,701	27,852	17,222	31,150	29,542	13,499	27,082	10,403
Income from discontinued operations	—	89	—	820	—	12,933	—	—

Net income	$12,701	$27,941	$17,222	$31,970	$29,542	$26,432	$27,082	$10,403

Basic earnings per share*
Income from continuing operations	$0.19	$0.39	$0.26	$0.44	$0.45	$0.19	$0.41	$0.15
Income from discontinued operations	$0.00	$0.00	$0.00	$0.01	$0.00	$0.18	$0.00	$0.00
Net income	$0.19	$0.39	$0.26	$0.45	$0.45	$0.37	$0.41	$0.15
Diluted earnings per share*
Income from continuing operations	$0.18	$0.38	$0.26	$0.44	$0.45	$0.19	$0.41	$0.15
Income from discontinued operations	$0.00	$0.00	$0.00	$0.01	$0.00	$0.18	$0.00	$0.00
Net income	$0.18	$0.38	$0.26	$0.45	$0.45	$0.37	$0.41	$0.15

*	The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.
See Note 22 to Consolidated Financial Statements and 6-Year Summary 2006-2001.
PERFORMANCE GRAPH
Cumulative Total Return
Based upon an initial investment of $100 on December 31, 2001 with dividends reinvested
The Old Custom Composite Index used in 2006 consists of 3Com Corp, Affiliated Computer Services- Class A, American Power Conversion, Ametek Inc., Avaya Inc., Benchmark Electronics Inc., Bisys Group Inc., Fidelity National Info Services (was Certegy Inc.), Cooper Industries Ltd., Corning Inc., Crane Co., Danaher Corp, Deluxe Corp, Donaldson Co., Inc., Dover Corp, Fiserv Inc., Fisher Scientific International Inc. (thru 3Q06), FMC Technologies Inc., Genlyte Group Inc., Harris Corp, Hubbell Inc.- Class B, International Game Technology, ITT Corp. (was ITT Industries Inc.), Lennox International Inc., Mettler-Toledo International Inc., NCR Corp, Pall Corp, Parker- Hannifin Corp, Perkinelmer Inc., Pitney Bowes Inc., Rockwell Automation, Rockwell Collins Inc., Sauer-Danfoss Inc., Scientific-Atlanta Inc.(thru 4Q05), Sungard Data Systems Inc. (thru 2Q05), Teleflex Inc., Thermo Fisher Scientific Inc. (was Thermo Electron Corp), Thomas & Betts Corp, Titan Corp (thru 2Q05), Unisys Corp, Intermec Inc. (formerly UNOVA Inc.), Varian Medical Systems Inc. and York International Corp (thru 4Q05).
The New Custom Composite Index superceded the Old Custom Composite Index as of December 2006 and consists of Affiliated Computer Services- Class A, American Power Conversion, Ametek Inc., Avaya Inc., Benchmark Electronics Inc., Cooper Industries Ltd., Corning Inc., Crane Co., Deluxe Corp, Donaldson Co., Inc., Dover Corp, Fiserv Inc., Fisher Scientific International Inc. (thru 3Q06), FMC Technologies Inc., Genlyte Group Inc., Harris Corp, Hubbell Inc.- Class B, International Game Technology, Lennox International Inc., Mettler-Toledo International Inc., NCR Corp, Pall Corp, Perkinelmer Inc., Pitney Bowes Inc., Rockwell Automation, Rockwell Collins Inc., Sauer-Danfoss Inc., Teleflex Inc., Thermo Fisher Scientific Inc. (was Thermo Electron Corp), Thomas & Betts Corp, Unisys Corp, and Varian Medical Systems Inc.
Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

50	DIEBOLD ANNUAL REPORT 2006
Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 —— —— —— —— —— —
Diebold Inc. $100 $104 $138 $145 $100 $126
S&P 500® $100 $78 $100 $111 $117 $135
S&P Mid Cap 400© $100 $85 $116 $135 $152 $168
Old Custom Composite Index (43 Stocks) $100 $85 $128 $148 $162 $189
New Custom Composite Index (32 Stocks) $100 $84 $131 $153 $167 $194

2006—2001 SELECTED FINANCIAL DATA
Diebold, Incorporated and Subsidiaries
(In thousands, except per share amounts and ratios)

	2006	2005	2004	2003	2002	2001

Net sales	$2,906,232	$2,587,049	$2,357,108	$2,086,431	$1,918,837	$1,739,703
Cost of sales	2,195,714	1,961,567	1,688,212	1,469,628	1,350,338	1,230,178
Gross profit	710,518	625,482	668,896	616,803	568,499	509,525
Selling and administrative expense	463,862	403,804	336,657	306,333	278,351	273,542
Research, development and engineering expense	70,995	60,409	58,759	58,678	54,910	55,796
Operating profit	175,661	161,269	273,480	251,792	235,238	137,919
Other income (expense), net (Note A)	(44,615)	(16,189)	(313)	7,213	(15,110)	(34,173)
Minority interest	(6,597)	(6,829)	(7,718)	(7,547)	(5,654)	(4,897)
Income from continuing operations before taxes and cumulative effect of change in accounting principles	124,449	138,251	265,449	251,458	214,474	98,849
Taxes on income	37,902	55,347	83,640	80,188	84,563	32,514
Income from continuing operations before cumulative effect of change in accounting principle	86,547	82,904	181,809	171,270	129,911	66,335
Income from discontinued operations, net of tax	—	13,842	1,988	1,816	1,446	1,113

Net income before cumulative effect of a change in accounting principle	86,547	96,746	183,797	173,086	131,357	67,448
Cumulative effect of change in accounting principle — net of tax (Note B)	—	—	—	—	33,147	—

Net Income	86,547	96,746	183,797	173,086	98,210	67,448
Diluted earnings per share:
Income from continuing operations	1.29	1.17	2.50	2.35	1.80	0.92
Income from discontinued operations	0.00	0.19	0.03	0.02	0.02	0.02
Net income before cumulative effect of a change in accounting principle	1.29	1.36	2.53	2.37	1.82	0.94
Cumulative effect of change in accounting principle, net of tax (Note B)	—	—	—	—	0.46	—

Net income	1.29	1.36	2.53	2.37	1.36	0.94

Dividend and Common Share Data
Basic weighted-average shares outstanding (Note C)	66,669	70,577	72,000	72,417	71,984	71,524
Diluted weighted-average shares outstanding (Note C)	66,885	70,966	72,534	72,924	72,297	71,783
Common dividends paid	$57,408	$57,770	$53,240	$49,242	$47,528	$45,774
Common dividends paid per share (Note C)	0.86	0.82	0.74	0.68	0.66	0.64

Year-End Financial Position (Note E)
Current assets	$1,595,681	$1,480,593	$1,289,781	$1,163,845	$964,141	$941,772
Current liabilities	598,736	580,031	740,190	619,218	571,868	635,961
Net working capital	996,945	900,562	549,591	544,627	392,273	305,811
Property, plant and equipment, net	202,535	220,722	208,736	191,845	178,999	170,022
Total assets	2,514,279	2,349,662	2,131,347	1,897,878	1,623,700	1,621,083
Shareholders’ equity	1,091,401	1,152,849	1,248,908	1,136,831	931,106	894,337

Shareholders’ equity per share (Note D)	16.64	16.78	17.44	15.65	12.91	12.53
Ratios (Note E)
Pretax profit as a percentage of net sales (%)	4.3	5.3	11.3	12.1	11.1	5.7
Current ratio	2.7 to 1	2.6 to 1	1.7 to 1	1.9 to 1	1.7 to 1	1.5 to 1

Other Data (Note E)
Capital expenditures	$44,277	$48,454	$50,200	$48,262	$37,593	$59,277
Depreciation	40,385	28,349	37,052	38,850	35,750	40,110

Note A —	In 2006, amount includes an impairment charge of the company’s ERP system of $22,462; in 2002, amount includes a charge from the settlement of an IRS dispute regarding the deductibility of interest on debt-related to Corporate-Owned Life Insurance of $14,972; in 2001, amount includes a write-off of InnoVentry of $20,000.

Note B —	In 2002, amounts include a one-time charge of $0.46 per diluted share resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

Note C —	After adjustment for stock splits.

Note D —	Based on shares outstanding at year-end adjusted for stock splits.

Note E —	The company has reclassified the presentation of certain prior-year information to conform to the current presentation, including the method of accounting for rotable spares.

DIEBOLD ANNUAL REPORT 2006	51

DIRECTORS
Louis V. Bockius III2,3
Retired Chairman,
Bocko Incorporated
North Canton, Ohio
[Plastic Injection Molding]
Director since 1978
Phillip R. Cox1,4
President and
Chief Executive Officer,
Cox Financial Corporation
Cincinnati, Ohio
[Financial Planning and Wealth
Management Services]
Director since 2005
Richard L. Crandall2,4,5
Managing Partner,
Aspen Partners, LLC
Aspen, Colorado
[Private Equity]
Director since 1996
Gale S. Fitzgerald1,3,5
Director,
TranSpend, Inc.
Palm Bay, Florida
[Total Spend Optimization]
Director since 1999
Phillip B. Lassiter1,3
Retired Chairman of the Board
and Chief Executive Officer,
Ambac Financial Group, Inc.
New York, New York
[Financial Guarantee Insurance
Holding Company]
Director since 1995
John N. Lauer1,3
Non-executive Chairman of
the Board, Diebold, Incorporated
Canton, Ohio
Retired Chairman of
the Board,
Oglebay Norton Co.
Cleveland, Ohio
[Industrial Minerals]
Director since 1992
William F. Massy2,4,5
President,
The Jackson Hole
Higher Education Group, Inc.
Jackson Hole, Wyoming
Professor of Education and
Business Administration,
Emeritus, Stanford University,
Stanford, California
[Education]
Director since 1984
Eric J. Roorda 2,4
Former Chairman,
Procomp Amazônia
Indústria Eletronica, S.A.
São Paulo, Brazil
[Banking and Electoral
Automation; subsidiary
of Diebold]
Director since 2001
Thomas W. Swidarski
President and
Chief Executive Officer,
Diebold, Incorporated
Canton, Ohio
Director since 2005
Henry D. G. Wallace2,4
Former Group Vice President
and Chief Financial Officer,
Ford Motor Company
Detroit, Michigan
[Automotive Industry]
Director since 2003
Alan J. Weber2,4,5
Retired Chairman and
Chief Executive Officer,
U.S. Trust Corporation
New York, New York
[Financial Services Business]
Director since 2005
OFFICERS
Thomas W. Swidarski
President and
Chief Executive Officer
Kevin J. Krakora
Executive Vice President and
Chief Financial Officer
David Bucci
Senior Vice President,
Customer Solutions Group
James L. M. Chen
Senior Vice President,
EMEA/AP Divisions
Charles E. Ducey, Jr.
Senior Vice President,
Global Development and Services
George S. Mayers, Jr.
Senior Vice President,
Global Manufacturing and Supply
Dennis M. Moriarty
Senior Vice President,
Global Security Division
John M. Crowther
Vice President and
Chief Information Officer
Warren W. Dettinger
Vice President,
General Counsel and Secretary
M. Scott Hunter
Vice President,
Chief Tax Officer
John D. Kristoff
Vice President,
Chief Communications Officer
Michael R. Moore
Vice President and
Corporate Controller
William E. Rosenberg
Vice President,
Corporate Development
Sheila M. Rutt
Vice President,
Chief Human Resources Officer
Robert J. Warren
Vice President and Treasurer

1 Member of the Compensation Committee
2 Member of the Audit Committee
3 Member of the Board Governance Committee
4 Member of the Investment Committee
5 Member of IT Committee

52	DIEBOLD ANNUAL REPORT 2006